
10013515


MAXLINEAR
RECEIVED
OCT - 4 2010


MXL
LISTED
NYSE
MAXLINEAR
MXL
LISTED
NYSE

2009 ANNUAL REPORT

October 1, 2010

Dear Fellow MaxLinear Stockholders:

On behalf of the management team and employees of MaxLinear, I am pleased to invite you to our first Annual Meeting of Stockholders as a public company.

The last two years have presented all of us, individuals and businesses alike, with the challenges of a very tumultuous and uncertain period. We at MaxLinear are acutely aware that uncertainty and risk continue to permeate the business environment in a way that most recent generations have not experienced. Understanding those risks, forecasting how our markets will evolve in the light of those risks, and ensuring that we are making investments in products and technology to maintain our competitiveness, colors daily decision-making at MaxLinear, whether by senior management or engineers.

Yet, even in the midst of the most difficult business environment in decades, MaxLinear enjoyed substantial growth in 2009. Our net revenue increased by 64% from $31.3 million in fiscal 2008 to $51.4 million in fiscal 2009. We were also able to expand our revenue sources beyond mobile markets to gain presence in digital television, automotive, PCTV, and cable broadband markets. The year 2009 culminated in the filing of a registration statement with the Securities and Exchange Commission as part of a proposed initial public offering, or IPO. In the first quarter of 2010, we completed our IPO, listing our Class A common stock under the trading symbol "MXL" on the New York Stock Exchange. The IPO improved our financial strength as a corporation and provided us much needed flexibility as we evaluate our plans to increase the scope and scale of our business.

Although we are now a public company adapting to new requirements and ways of doing business, we are still at heart a young, engineering company principally focused on developing the best technologies and products to meet the requirements of rapidly evolving communications markets. While we cannot predict how the global markets will evolve in the next few years, we do know that change and uncertainty always bring new opportunities. MaxLinear's focus remains unchanged, dedicating ourselves to developing and marketing cutting-edge products and technologies while continuing to reinforce the culture, philosophy, and commitment that led us to where we are today. As we move forward as a public company and confront new challenges and opportunities, I would like to express my sincere appreciation for the employees, venture capital investors, and new public stockholders who are overtly and implicitly sharing in the commitment and dedication to the vision forged at the inception of MaxLinear seven years ago.

We hope to see you at our annual meeting.

Sincerely,

Kishore Seendripu, Ph.D.
Chairman of the Board of Directors and Chief Executive Officer

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This 2009 Annual Report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in Management's Discussion and Analysis of Financial Condition and Results of Operations and in Business. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as anticipates, believes, could, seeks, estimates, expects, intends, may, plans, potential, predicts, projects, should, will, would or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on any forward-looking statements. In particular, MaxLinear cannot predict its future revenues or operating results or its future rates of revenue growth, if any. MaxLinear's business, revenues, and operating results as well as its rate of revenue growth, if any, will be subject to numerous risks and uncertainties, including (among others) uncertainties concerning how end user markets for our products will develop; our dependence on a limited number of customers for a substantial portion of our revenues; our ability to continue to develop and introduce new and enhanced products on a timely basis; and potential decreases in average selling price for our products. In addition, investors in MaxLinear should review the more detailed discussions of risks and uncertainties affecting our business described under the caption Risk Factors in our Registration Statement on Form S-1 filed with the Securities and Exchange Commission and declared effective on March 23, 2010 and supplemented in our subsequent Quarterly Reports on Form 10-Q.

Except as required by law, we assume no obligation to update forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

BUSINESS

Corporate Information

MaxLinear, Inc. was incorporated in the State of Delaware in September 2003. Our executive offices are located at 2051 Palomar Airport Road, Suite 100, Carlsbad, California 92011, and our telephone number is (760) 692-0711. Our website address is www.MaxLinear.com. Information contained on, or accessible through our website is not incorporated by reference into this Annual Report, and should not be considered to be part of this Annual Report. We provide free of charge through a link on our website access to our Annual Report, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as amendments to those reports, as soon as reasonably practical after the reports are electronically filed with, or furnished to, the Securities and Exchange Commission, or SEC. In this Annual Report, unless the context otherwise requires, the Company, we, us and our refer to MaxLinear, Inc. and its subsidiaries. The names MxL and digIQ are our registered trademarks. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

Overview

We are a provider of highly integrated, RF analog and mixed-signal semiconductor solutions for broadband communications applications. Our high performance RF receiver products capture and process digital and analog broadband signals to be decoded for various applications. These products include both RF receivers and RF receiver SoCs, which incorporate our highly integrated radio system architecture and the functionality necessary to demodulate broadband signals. Our current products enable the display of broadband video in a wide range of electronic devices, including cable and terrestrial set top boxes, digital televisions, mobile handsets, personal computers, netbooks and in-vehicle entertainment devices.

We combine our high performance RF and mixed-signal semiconductor design skills with our expertise in digital communications systems, software and embedded systems to provide highly integrated semiconductor devices that are manufactured using low-cost CMOS process technology. In addition, our ability to design analog and mixed-signal circuits in CMOS allows us to efficiently combine analog and digital signal processing functionality in the same integrated circuit. As a result, our RF receivers and RF receiver SoCs have high levels of performance, small silicon die size and low power consumption. Moreover, our proprietary CMOS-based radio system architecture provides to our customers the benefits of superior RF system performance, shorter design cycles, significant design flexibility and low system cost across a broad range of broadband communications applications.

We sell our products to OEMs, module makers and ODMs. During 2009, we sold our products to more than 35 customers, including Panasonic, Murata, MTC, Alps, Mico and Sony. From inception through December 31, 2009, we shipped 75 million RF receivers and RF receiver SoCs. For the year ended December 31, 2009, our net revenue was $51.4 million as compared to $31.3 million in the year ended December 31, 2008.

Industry Background

Recent technological advances in the display and broadcast TV markets are driving dramatic changes in the way consumers access and experience multimedia content. These advances include the ongoing worldwide conversion from analog to digital television broadcasting; the increasing availability of high-speed broadband and wireless connectivity; rapid improvements in display technology; the transition from standard to high definition television; and the proliferation of multimedia content accessible through terrestrial broadcast digital television, cable, satellite and telecommunications carrier services. As a result, system designers are adding enhanced television functionality to set top boxes and digital televisions. Television is also being incorporated in stationary and mobile electronic devices that previously did not include this functionality, such as mobile handsets, PCs and netbooks. Each electronic device equipped with broadcast digital TV or video functionality must incorporate one or more RF receivers that reliably capture and process broadcast signals. We believe that several favorable trends, across multiple target markets, are contributing to the increase in revenue opportunity for providers of RF receivers and RF receiver SoCs. These trends include the following:

- ***Cable / Broadband Access.*** Competing cable, satellite and other broadband service providers differentiate their services by providing consumers with bundled video, voice and broadband data, referred to as triple-play services. These services include advanced features, such as, channel guide information, video-on-demand, digital video recording, or DVR, and picture-in-picture viewing. Many set top boxes, including those used for triple-play services, now enable consumers to simultaneously access, and manage multimedia content from multiple locations in the same house. These advanced features require a set top box to simultaneously receive, demodulate and decode multiple signals spread across several channels. Each simultaneously accessed signal requires a dedicated RF receiver. This greatly increases the number of RF receivers required to be deployed in each set top box.

- ***Consumer / PC.*** Increasingly, consumers are demanding advanced features in their televisions and are also using non-traditional consumer electronic devices, such as personal computers, netbooks and portable media players, to access broadcast television and other multimedia content. In the traditional television market, system designers are introducing cable and satellite ready televisions equipped with enhanced features such as picture-in-picture and DVR. In addition, advances in display and semiconductor technologies have enabled the adoption of broadcast digital television and other video display functions in non-traditional TV devices such as netbooks, personal computers and portable media players.

- ***Mobile.*** Consumers have shown a desire to have access to the same media content on-the-go as they have in a stationary environment through a personal computer, television and other multimedia devices. At the same time, the multimedia processing and display capabilities of mobile phones have advanced sufficiently to enable video services with high video quality at a modest cost increase to consumers. Further, the increasing availability of digital TV broadcast worldwide, which is much more robust than analog and resistant to mobile effects such as fading, Doppler conditions and multipath interference, enables mass deployment of mobile video services to consumers. Recognizing these trends, service providers are targeting mobile video as an important broadband service offering.

- ***Automotive.*** The automobile cabin has evolved to provide many of the features and comforts that consumers experience at their homes. In many automobiles, new technologies such as GPS, Bluetooth telephony, video game and DVD playback systems have become standard features. Many vehicles now incorporate video screens in the automobile dashboard and in the back of passenger seats. In areas with more advanced and widespread broadcast digital television transmission, such as Japan, high definition television reception is an increasingly common feature in automotive entertainment systems. As digital broadcast television is implemented in many countries, we expect an increase in the number of automobiles adopting in-vehicle broadcast digital TV.

As a result of these trends, RF receiver technology is being deployed in a variety of devices for the cable, consumer, mobile and automotive markets. The proliferation of applications with advanced features has led to an increase in the number of devices with multiple RF receivers and RF receiver SoCs. RF receivers incorporate RF, digital and analog signal processing functions.

Challenges Faced by Providers of Systems and RF Receivers

The stringent performance requirements of broadband communications applications and the distinct technological challenges associated with the cable, consumer, mobile and automotive markets present significant obstacles to service providers and system designers. In particular, designing and implementing RF receivers to capture broadcast digital television signals is extremely challenging due in part to the wide frequency band across which broadcast digital television signals are transmitted. As compared to other digital radio technologies, such as cellular, WiFi and Bluetooth, television signals are acquired over a much wider frequency band and encounter many more sources of interference. As a result, traditionally, design and implementation of these RF receivers have been accomplished using conventional radio system architectures that employ multiple discrete components and are fabricated using expensive special purpose semiconductor manufacturing processes, such as silicon germanium and gallium arsenide-based process technologies.

The core challenges of capturing and processing a high quality broadband communications signal are common to the cable, consumer, mobile and automotive markets. These challenges include:

- ***Design Challenges of Multiple RF Receivers.*** System designers and service providers across various markets seek to enhance consumer appeal through the addition of new features in their products. Incorporating more than one RF receiver in an electronic device enables many of these features and advanced applications that are rapidly becoming a part of the standard offering from device makers and service providers. For example, in the cable set top box market, it is necessary to support the simultaneous reception of multiple channels for voice, video and data applications in many system designs. In order to meet such requirements, OEMs must employ multiple RF receivers in their system design. Each additional RF receiver poses new challenges to the system designer, such as increased design complexity, overall cost, circuit board space, power consumption and heat dissipation. In addition, a high level of integration in multiple-receiver designs is necessary to combat the reliability and signal interference issues arising from the close proximity of sensitive RF elements.

- ***Signal Clarity Performance Requirements.*** Television reception requires a robust and clear signal to provide an adequate user experience. One of the core attributes of system performance is signal clarity, often measured by the signal-to-noise ratio parameter, which measures the strength of the desired signal relative to the combined noise and undesired signal strength in the same channel. Television reception requires an RF receiver that has a wide dynamic range and the ability to isolate the desired signal from the undesired signals, which include the noise generated by extraneous radio waves and interferers produced by home networking systems such as WLAN, Bluetooth and MoCA. Traditional RF receiver implementations utilized expensive discrete components, such as bandpass filters, resonance elements and varactor diodes to meet the stringent requirements imposed by broadband television reception. In high speed mobile environments, a method known as diversity combining of radio signals, in which the desired signal is captured using multiple RF receivers and reconstructed into a single signal, has been employed to improve the signal-to-noise ratio. Diversity combining of radio signals requires substantial RF, digital signal processing and software expertise. Both the traditional broadband reception and diversity combining of RF signals in mobile environments are difficult to implement and pose challenges to RF receiver providers.

- ***Multiple Standards***. Worldwide, there are several regional standards for the transmission and reception of broadband analog and digital TV signals. Technical performance, feature requirements and the predominance of a particular means of TV transmission vary regionally. Further, each major geographic region has adopted its own TV standard for cable, terrestrial and satellite transmissions, such as DVB-T/C/S, DOCSIS, ATSC, ISDB-T, DTMB and CMMB. As a result of these multiple standards, there are region specific RF receiver requirements and implementations, which make global standards compliance extremely challenging. Many system designers prefer a multiple standards and protocol compliant solution that was previously not possible. Providers of RF receivers face the design challenge of providing this flexibility to the system designer without any increase in power consumption, or any loss of performance quality or competitiveness.

- ***Power Consumption***. Power consumption is an important consideration for consumers and a critical design specification for system designers. For example, in battery-operated devices such as mobile handsets, netbooks and notebooks, long battery life is a differentiating device attribute. In addition, government sponsored programs, such as Energy Star in the U.S., induce consumers to purchase more energy efficient products. For example, in September 2009, the U.S. Environmental Protection Agency announced that Energy Star compliant televisions would be required to be 40% more energy efficient than their noncompliant counterparts. The addition of one or more RF receivers to a system in order to enable digital TV functionality significantly increases the overall power consumption budget. In fact, in some multiple receiver system designs, a majority of the system's overall power consumption is attributable to the RF receiver and related components. Providers of RF receivers and RF receiver SoCs are confronted with the design challenge of lowering power consumption while maintaining or improving device performance.

- ***Size***. The size of electronic components, such as RF receivers, is a key consideration for system designers and service providers. In the mobile market, size is a determining factor for whether or not a particular component, such as an RF receiver is designed into the product. In the past, traditional RF receivers were unable to meet the stringent size requirements required in the mobile market and broadcast television functionality was not incorporated in mobile phones. In the television market, as system designers create thinner flat-screen displays, the size of RF receivers is becoming a significant consideration, especially when multiple RF receivers are incorporated in a single system.

Limitations of Existing RF Receiver Solutions

For the past several decades, the RF receiver technology of choice has been the electro-mechanical can tuner. Despite field-proven performance attributes such as signal clarity, can tuners are often prohibitively large in size and have high power consumption, low reliability and high cost, especially in systems requiring multiple RF receivers in a single device. Further, can tuners utilize multiple external discrete components that limit the use of a system design to a single region or standard. Regional or standard specific customization can be tedious, time consuming and costly for the system designers.

Silicon RF receiver solutions eliminate some of the mechanical and discrete electronic components found in can tuners. However, existing silicon RF receivers typically have been designed using a conventional radio system architecture that employs multiple external discrete components, although fewer than in traditional can-tuners. In addition, these silicon RF receivers have been fabricated using expensive, special purpose semiconductor manufacturing processes such as gallium arsenide and silicon germanium process technologies. The use of multiple components and exotic semiconductor manufacturing process technologies increases system design complexity and overall cost. It reduces the feasibility of further integrating digital baseband circuits on the same chip as the RF receiver. We believe that a new RF receiver technology is required to address the drawbacks of traditional can-tuners and silicon receivers for the cable, consumer, mobile and automotive TV markets.

Our Solution

We are a provider of highly integrated, mixed-signal semiconductor solutions for broadband communications applications. Our products are deployed in a wide range of electronic devices, including cable and terrestrial set top boxes, digital televisions, mobile handsets, personal computers, netbooks and in-vehicle entertainment devices. We combine our high performance analog and mixed-signal semiconductor design skills with our expertise in digital communications systems, software and embedded systems to develop RF receivers and RF receiver SoCs. We integrate our RF receivers with digital demodulation and other communications functions in standard CMOS process technology. Our solutions have the following key features:

- ***Proprietary Radio Architecture***. Digital signal processing is at the core of our RF receivers and RF receiver SoCs. Using our proprietary CMOS-based radio architecture, we leverage both analog and digital signal processing to improve system performance across multiple products. The partitioning of the signal processing in the chip between analog and digital domains is designed to deliver high performance, small die size and low power for a given application. Moreover, our architecture is implemented in standard CMOS process technology, which enables us to realize the integration benefits of analog and digital circuits on the same IC. This allows us to predictably scale the on-chip digital circuits in successive advanced CMOS process technologies. Our solutions have been designed into products in markets with extremely stringent specifications for quality, performance and reliability, such as the automotive market. We believe that our success in these markets demonstrates that our solution can be implemented successfully across multiple markets and applications.

- ***High Signal Clarity Performance***. We design our RF receivers and RF receiver SoCs to provide high signal clarity performance regardless of the application in which they are employed. For example, in the mobile and automotive markets, we implement diversity combining of signals to eliminate picture and audio degradation that can occur when moving at high speeds. In the set top box market, we deploy our core RF and mixed-signal CMOS process technology platform and radio system architecture to overcome the interference from in-home networks that can degrade cable broadband signals. We believe that signal clarity is more critical in television compared to other communications applications such as voice and data, because signal loss and interference have a more adverse impact on the end user experience.

- ***Highly Integrated Solution***. Our products integrate on a single chip the functionality associated with traditional analog and digital integrated circuits and other expensive discrete components. This high level of integration has the cost benefits associated with smaller silicon die area, fewer external components and lower power. Our CMOS-based RF receiver SoC eliminates analog interface circuit blocks and external components situated at the interface between discrete analog and digital demodulator chips and reduces the cost associated with multiple integrated circuit packages and related test costs. We are also able to integrate multiple RF receivers along with a demodulator onto a single die to create application-specific configurations for our customers. Thus, our highly integrated solution reduces the technical difficulties associated with overcoming the undesired interactions between multiple discrete analog and digital integrated circuits comprising a single system. Our solutions reduce the technical burden on system designers in deploying enhanced television functionality in their products.

Traditional Silicon Receiver System

MaxLinear Integrated Solution


Analog / Mixed-Signal
Digital
VHF Tracking Filter
UHF Tracking Filter
SAW Filter
IF Amplifier
Low Noise Amplifier
Transformer
RF in
Silicon Tuner
Analog Interface
Demodulator
Crystal
Miscellaneous Discretes
Crystal
Miscellaneous Discretes
Digital out to system
Analog / Mixed-Signal and Digital
RF in
MaxLinear SoC
Crystal
Miscellaneous Discretes
Digital out to system

- ***Low Power*.** Our products enable our customers to reduce power consumption in consumer electronic devices without compromising the stringent performance requirements of applications such as broadcast television. For example, our MxL5007T receiver for terrestrial digital television consumes only 300 milliwatts of power, while many competing products consume as much as four times the same power. In addition, our products enable our customers to decrease overall system costs by reducing the power consumption and heat dissipation requirements in their systems. For example, in cable boxes supporting voice applications, low power consumption may enable a reduction in the number of batteries required to support standby and lifeline telephony. In certain set top boxes, reduced overall power consumption may allow the system designer to eliminate one or more cooling fans required to dissipate the heat generated by high power consumption. The benefits of low power consumption increase with the number of RF receivers included in a system.

- ***Scalable Platform*.** Our product families share a highly modular, core radio system architecture, which enables us to offer RF receiver and RF receiver SoC solutions that meet the requirements of a wide variety of geographies, broadcast standards and applications. This is in contrast to legacy solutions that require significant customization to conform to regional standards, technical performance and feature requirements. Moreover, by leveraging our flexible core architecture platform, our integrated circuit solutions can be deployed across multiple device categories. As a result, our customers can minimize the design resources required to develop applications for multiple market segments. In addition, our engineering resources can be deployed more efficiently to design products for larger addressable markets. We believe that our core technology platform also can be applied to other communications markets with similar performance requirements.

- ***Space Efficient Solution*.** Our highly integrated CMOS-based RF receivers and RF receiver SoCs have an extremely small silicon die size, require minimal external components and consume very little power. This enables our customers to design multi-receiver applications, such as cable set top boxes, in an extremely small form factor. In addition, our products are easily adopted into space constrained devices such as mobile handsets, netbooks, laptops and portable media players.

Our Strategy

Our objective is to be the leading provider of mixed-signal RF receivers and RF receiver SoCs for stationary and mobile broadband video and data communications applications and, in the future, to leverage this core competency to expand into other communications markets with similar performance requirements. The key elements of our strategy are:

- ***Extend Technology Leadership in RF Receivers and RF Receiver SoCs***. We believe that our success has been, and will continue to be, largely attributable to our RF and mixed-signal design capability, which we leverage to develop high-performance, low-cost semiconductor solutions for broadband communications applications. The broadband RF receiver market presents significant opportunities for innovation through the further integration of RF and mixed-signal functionality with digital signal processing capability in CMOS process technology. By doing so, we will be able to deliver products with lower power consumption, superior performance and increased cost benefits to system designers and service providers. We believe that our core competencies and design expertise in this market will enable us to acquire more customers and design wins over time. We will continue to invest in this capability and strive to be an innovation leader in this market.

- ***Leverage and Expand our Existing Customer Base***. We target customers who are leaders in their respective markets. We intend to continue to focus on sales to customers who are leaders in our current target markets, and to build on our relationships with these leading customers to define and enhance our product roadmap. By solving the specific problems faced by our existing large customers, we can minimize the risks associated with our customers' adoption of our new integrated circuit products, and reduce the length of time from the start of product design to customer revenue. Further, our engagements with market leaders will enable us to participate in emerging technology trends and new industry standards.

- ***Target Additional High-Growth Markets***. Our core competency is in analog and mixed-signal integrated circuit design in CMOS process technology for broadband communications applications. Several of the technological challenges involved in developing RF solutions for video broadcasting are common to a majority of broadband communication markets. We intend to leverage our core competency in developing highly integrated RF receiver and RF receiver SoCs in standard CMOS process technology to address additional segments of the broadband communication and connectivity markets that we believe offer high growth potential.

- ***Expand Global Presence***. Due to the global nature of our supply chain and customer locations, we intend to continue to expand our sales, design and technical support organization both in the United States and overseas. In particular, we expect to increase the number of employees in Asia, Europe and the United States to provide regional support to our increasing base of customers. We believe that our customers will increasingly expect this kind of local capability and support.

- ***Attract and Retain Top Talent***. We are committed to recruiting and retaining highly talented personnel with proven expertise in the design, development, marketing and sales of communications integrated circuits. We believe that we have assembled a high quality team in all the areas of expertise required at a semiconductor communications company. We provide an attractive work environment for all of our employees. We believe that our ability to attract the best engineers is a critical component of our future growth and success in our chosen markets.

Products

Our products are integrated into a wide range of electronic devices, including cable and terrestrial set top boxes, digital televisions, mobile handsets, personal computers, netbooks and in-vehicle entertainment devices. We are currently shipping production volumes of RF receiver and RF receiver SoCs that incorporate the third generation of our core technology platform. We provide customers guidelines known as reference designs so that they can efficiently use our products in their product designs. We currently provide two types of semiconductors:

- ***RF Receivers***. These semiconductor products combine RF receiver technology that traditionally required multiple external discrete components, such as VHF and UHF tracking filters, SAW filters, IF amplifiers, low noise amplifiers and transformers. All of these external components have been either eliminated or integrated into a single semiconductor produced entirely in standard CMOS process technology.

- ***RF Receiver SoCs***. These semiconductor products combine the functionality of our RF receivers with that of a demodulator in a single chip. In some configurations, these products may incorporate multiple RF receivers and single or multiple demodulators in a single chip to provide application or market specific solutions to customers.

The chart below sets out key product lines, descriptions and target markets for each of the successive generations of our products:

	First Generation	Second Generation	Third Generation
Consumer			
RF Receiver	MxL5003 • Global digital TV • 40 pin QFN package 6x6mm • 300mW • Integrated SAW filters	MxL5007 • Low power digital terrestrial receiver • Low power - 300mW • Integrated SAW filters • Simple S/W integration MxL131 • ISDB-T full segment receiver for automotive • Extended temperature range • Low power - 300mW • Integrated SAW filters	MxL301 • Global hybrid TV • 32 pin QFN package 5x5mm • 400mW • Worldwide analog support
RF Receiver SoC			MxL101 • DVB-T receiver and demodulator with USB interface • Ultra low power • Integrated loop-through and SAW filters • Receiver supports analog and digital standards • Simple S/W integration
Mobile			
RF Receiver	MxL7001 • ISDB-T 1-segment mobile TV • 24 pin WLCSP • 75mW	MxL7002 • ISDB-T 1-segment mobile TV • 24 pin WLCSP • 70mW • Integrated LNA	MxL703 • ISDB-T 1-segment receiver • < 50mW power consumption • Minimal board area implementation • High integration • Analog and digital IF out
RF Receiver SoC			MxL751 • ISDB-T 1-segment mobile SoC • 24pin WLCSP • 95mW max • Antenna diversity
Cable			
RF Receiver		MxL201 • Low power digital cable receiver • Meets North American Video and DOCSIS standards • Low power - 400mW • Integrated SAW filters • Simple S/W integration	
RF Receiver SoC			MxL241 • Digital cable receiver and demodulator • Meets North American Video and DOCSIS standards • Low power - 450mW • High integration • Simple S/W integration

Customers

We sell our products, directly and indirectly, to OEMs, module makers and ODMs. By providing a highly integrated reference design solution that our customers can incorporate in their products with minimal modifications, we enable our customers to design cost-effective high performance digital RF receiver and RF receiver SoC solutions rapidly. During the year ended December 31, 2009, we sold our products to more than 35 customers, including Panasonic, Murata, MTC, Alps, Mico and Sony.

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenue. During the year ended December 31, 2009 and the year ended December 31, 2008, ten customers accounted for approximately 83% and 96% of our net revenue, respectively. For the year ended December 31, 2009, Panasonic, Murata and MTC represented 23%, 13% and 12% of revenue, respectively. In 2008, Panasonic, Murata, Alps and Sony represented 28%, 28%, 16% and 12% of net revenue, respectively. At Panasonic, we sell our products into several applications, including modules for digital TV sets, automotive navigation displays and mobile handsets.

Substantially all of our sales are made to customers outside the United States, and we anticipate that such sales will continue to be a significant portion of our revenue. Sales to end customers in Asia accounted for 99% of our net revenue in the year ended December 31, 2009 and 97% of our net revenue in the year ended December 31, 2008. Sales to end customers in Japan accounted for 54% of our net revenue in the year ended December 31, 2009 and 87% of our net revenue in the year ended December 31, 2008. Sales to end customers in China accounted for 39% of our net revenue in the year ended December 31, 2009. Although a significant portion of our sales are to customers in Asia, the end users who purchase products incorporating our integrated circuits may be in locations different than our own sales destination. See Note 1 to our consolidated financial statements for a discussion of total revenue by geographical region for 2007, 2008 and 2009.

Sales and Marketing

We sell our products worldwide through multiple channels, using both our direct sales force and a network of domestic and international distributors. We have direct sales personnel covering the United States, Europe and Asia, and operate sales offices in Carlsbad, California and in Shenzhen, China. In addition, in each of these locations, we employ a staff of field applications engineers to provide direct engineering support locally to our customers. We also provide many of our customers with access to individualized, web-based support.

Our distributors are independent entities that assist us in identifying and servicing customers in a particular territory, usually on a non exclusive basis. Sales through distributors accounted for approximately 96% of our net revenue in the year ended December 31, 2009 and 93% of our net revenue in the year ended December 31, 2008.

In October 2005, we entered into a non-exclusive distributor agreement with Tomen Electronics Corporation, or Tomen, for distribution of our products in Japan. Our distributor agreement with Tomen is effective for one year, unless it is terminated earlier by either party for any or no reason with written notice provided three months prior to the expiration of the agreement or by failure of the breaching party to cure a material breach within fifteen days following written notice of such material breach by the non-breaching party. Our agreement with Tomen will automatically renew for additional successive one-year terms unless at least three months before the end of the then-current term either party provides written notice to the other party that it elects not to renew the agreement. In June 2009, we entered into a non-exclusive distributor agreement with Moly Tech Limited, or Moly Tech, for distribution of our products in China, Hong Kong and

Taiwan. Our distributor agreement with Moly Tech is effective for one year, unless it is terminated earlier by either party for any or no reason within sixty days of prior written notice or by failure to cure a material breach within thirty days following written notice of such material breach by the non-breaching party. Our agreement with Moly Tech will automatically renew for additional successive one-year terms unless at least sixty days before the end of the then-current term either party provides written notice to the other party that it elects not to renew the agreement. In August 2009, we entered into a non-exclusive distributor agreement with Lestina International Limited, or Lestina, for distribution of our products in China and Taiwan. Our distributor agreement with Lestina is effective for one year, unless it is terminated earlier by either party for any or no reason within sixty days of prior written notice or by failure to cure a material breach within thirty days following written notice of such material breach by the non-breaching party. Our agreement with Lestina will automatically renew for additional successive one-year terms unless at least sixty days before the end of the then-current term either party provides written notice to the other party that it that it elects not to renew the agreement.

Our sales cycles typically require a significant amount of time and a substantial expenditure of resources before we can realize revenue from the sale of products, if any. Our typical sales cycle consists of a multi-month sales and development process involving our customers' system designers and management. The typical time from early engagement by our sales force to actual product introduction runs from nine to twelve months for the consumer market, to as much as 12 to 36 months for the automotive TV display market. If successful, this process culminates in a customer's decision to use our products in its system, which we refer to as a design-win. Volume production may begin within three to nine months after a design-win, depending on the complexity of our customer's product and other factors upon which we may have little or no influence. Once our products have been incorporated into a customer's design, they are likely to be used for the life cycle of the customer's product. Thus, a design-win may result in an extended period of revenue generation. Conversely, a design-loss to our competitors, may adversely impact our financial results for an extended period of time.

Our sales, generally, are made to purchase orders received approximately six to twelve weeks prior to the scheduled product delivery date. These purchase orders may be cancelled without charge upon notification, received within an agreed period of time in advance of the delivery date. Because of the scheduling requirements of our foundries and assembly and test contractors, we generally provide our contractors production forecasts, and place firm orders for products with our suppliers, up to thirteen weeks prior to the anticipated delivery date, often without a purchase order from our own customers. Our standard warranty provides that products containing defects in materials, workmanship or product performance may be returned for a refund of the purchase price or for replacement, at our discretion.

Manufacturing

We use third-party foundries and assembly and test contractors to manufacture, assemble and test our semiconductor products. This outsourced manufacturing approach allows us to focus our resources on the design, sale and marketing of our products. Our engineers work closely with our foundries and other contractors to increase yield, lower manufacturing costs and improve product quality.

Wafer Fabrication. We have selected standard CMOS process technology for our integrated circuit production. We currently manufacture our products in 0.18µ, 0.13µ and 0.11µ silicon wafer production process geometries at our principal foundry, United Microelectronics Corporation, or UMC, in Taiwan, and in Singapore.

Package and Assembly. Upon the completion of silicon processing at the foundry, we forward the finished silicon wafers to our third-party assemblers for packaging and assembly. We and our customers have qualified multiple package and assembly vendors. Currently, Advanced Semiconductor Engineering Inc.,

Siliconware Precision Industries Co., Ltd., or SPIL, and Unisem (M) Berhad are our vendors for conventional chip packaging technologies. Jiangyin Changdian Advanced Packaging Co., Ltd., SPIL and Casio Micronics Co., Ltd. are our vendors for advanced chip packaging technologies, such as wafer level chip scale packages, or WLCSP.

Test. At the last stage of integrated circuit production, our third-party test service providers test the packaged and assembled integrated circuits. Currently, we have qualified two test service providers, Giga Solution Technology Co., Ltd. and SIGURD Microelectronics Corp. We are in the process of qualifying one additional third-party test service provider, King Yuan Electronics Co., Ltd.

Quality Assurance. We have implemented significant quality assurance procedures to assure high levels of product quality for our customers. We closely monitor the work-in-progress information and production records maintained by our suppliers, and communicate with our third-party contractors to assure high levels of product quality and an efficient manufacturing time cycle. Upon successful completion of the quality assurance procedures, all of our products are stored and shipped to our customers or distributors directly from our third-party contractors in accordance with our shipping instructions.

Research and Development

We believe that our future success depends on our ability to both improve our existing products and to develop new products for both existing and new markets. We direct our research and development efforts largely to the development of new high performance, mixed-signal semiconductor solutions for broadband communications applications. We target applications that require stringent overall system performance and low power consumption. As new and challenging communication applications proliferate, we believe that many of these applications will benefit from our SoC solutions combining analog and mixed-signal processing with digital signal processing functions. We have assembled a team of highly skilled semiconductor and embedded software design engineers with expertise in broadband RF and mixed-signal integrated circuit design, digital signal processing, communications systems and SoC design. We currently have 137 employees in our research and development group, which includes 14 employees in our operations and semiconductor technology department, including 46 with Ph.Ds and 60 with Masters degrees. Our engineering design teams are located in Carlsbad and Irvine in California, and in Shanghai, China. Our research and development expense was $9.9 million in 2007, $14.3 million in 2008 and $19.8 million in 2009.

Competition

We compete with both established and development-stage semiconductor companies that design, manufacture and market analog and mixed-signal broadband RF receiver products. Our competitors include companies with much longer operating histories, greater name recognition, access to larger customer bases and substantially greater financial, technical and operational resources. Our competitors may develop products that are similar or superior to ours. We consider our primary competitors to be companies with a proven track record of supporting market leaders and the technical capability to develop and bring to market competing broadband RF receiver and RF receiver SoC products. Our primary competitors include Analog Devices, Inc., Broadcom Corporation, Entropic Communications, Inc., Maxim Integrated Products, Inc., Microtune, Inc., Newport Media Inc., NXP B.V., Silicon Laboratories Inc. and Xceive Corporation. In addition, we believe that a number of other public and private companies, including some of our customers, are developing competing products for digital TV and other broadband communications applications.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated statement of operations data for the fiscal years ended December 31, 2007, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements and related notes included elsewhere in this Annual Report. We have derived the statement of operations data for the fiscal years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 from our audited consolidated financial statements not included in this Annual Report. Our historical results are not necessarily indicative of the results to be expected for any future period. The following selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this Annual Report.

	Years Ended December 31,				
	2005	2006	2007	2008	2009
	(in thousands, except per share amounts)				
Consolidated Statement of Operations Data:					
Net revenue	$ 8	$ 578	$ 9,696	$ 31,331	$ 51,350
Cost of net revenue	—	507	4,896	12,675	17,047
Gross profit	8	71	4,800	18,656	34,303
Operating expenses:					
Research and development	4,169	7,810	9,924	14,310	19,790
Selling, general and administrative	1,243	2,321	4,296	6,356	9,921
Total operating expenses	5,412	10,131	14,220	20,666	29,711
(Loss) income from operations	(5,404)	(10,060)	(9,420)	(2,010)	4,592
Interest income	364	343	654	179	51
Interest expense	(20)	(17)	(78)	(74)	(52)
Other income (expense), net	(55)	(20)	135	(9)	(32)
(Loss) income before income taxes	(5,115)	(9,754)	(8,709)	(1,914)	4,559
Provision for income taxes	—	—	—	—	230
Net (loss) income	(5,115)	(9,754)	(8,709)	(1,914)	4,329
Accretion to liquidation value of preferred stock	—	(92)	—	—	—
Net income allocable to preferred stockholders	—	—	—	—	(3,691)[1]
Net (loss) income attributable to common stockholders	$ (5,115)	$ (9,846)	$ (8,709)	$ (1,914)	$ 638
Net (loss) income per share attributable to common stockholders:					
Basic	$ (0.81)	$ (1.23)	$ (0.93)	$ (0.19)	$ 0.06
Diluted	$ (0.81)	$ (1.23)	$ (0.93)	$ (0.19)	$ 0.06
Shares used to compute net (loss) income per share attributable to common stockholders:					
Basic	6,278	8,031	9,364	9,861	10,129
Diluted	6,278	8,031	9,364	9,861	11,512
Pro forma net income per share attributable to common stockholders (unaudited):					
Basic					$ 0.18
Diluted					$ 0.17
Shares used to compute pro forma net income per share attributable to common stockholders (unaudited):					
Basic					24,655

	Years Ended December 31,				
	2005	2006	2007	2008	2009
Diluted					26,038

(1) Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate net income allocable to preferred stockholders and net (loss) income attributable to common stockholders, including the method used to calculate the number of shares used in the computation of the per share amounts.

	As of December 31,				
	2005	2006	2007	2008	2009
			(in thousands)		
Consolidated Balance Sheet Data:					
Cash, cash equivalents and investments available-for-sale	$ 9,442	$ 19,481	$ 8,973	$ 9,720	$ 17,921
Working capital	9,143	18,762	10,292	8,406	11,029
Total assets	10,455	22,323	14,603	16,723	35,773
Capital lease obligations, net of current portion	174	90	301	238	115
Convertible preferred stock(1)	15,351	35,351	35,351	35,351	35,351
Total stockholders' (deficit)	(5,636)	(15,427)	(23,914)	(25,363)	(19,475)

(1) Upon certain change in control events that may be outside of our control, including our liquidation, sale or transfer of control, holders of the convertible preferred stock can cause its redemption. Accordingly, these shares are considered contingently redeemable and have been classified as temporary equity on our balance sheets instead of in stockholders' deficit. We have adjusted the carrying values of the convertible preferred stock to their liquidation values at each period end.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements other than statements of historical facts are statements that could be deemed forward-looking statements. In some cases, you can identify forward-looking statements by terms such as may, will, should, expect, plan, intend, forecast, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. The forward-looking statements contained in this Annual Report involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These forward-looking statements are made in reliance upon the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These factors include those described under the caption Risk Factors in our Registration Statement on Form S-1 filed with the Securities and Exchange Commission and declared effective on March 23, 2010 and supplemented in our subsequent Quarterly Reports on Form 10-Q. We encourage investors to review these factors carefully together with the other matters referred to herein, as well as in the other documents we file with the SEC. The Company may from time to time make additional written and oral forward-looking statements, including statements contained in the Company's filings with the SEC. The Company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

Although we believe that, based on information currently available to the Company and its management, the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

Overview

We are a provider of highly integrated, radio-frequency analog and mixed-signal semiconductor solutions for broadband communications applications. Our high performance radio-frequency, or RF, receiver products capture and process digital and analog broadband signals to be decoded for various applications. These products include both RF receivers and RF receiver systems-on-chip, or SoCs, which incorporate our highly integrated radio system architecture and the functionality necessary to demodulate broadband signals. Our current products enable the display of broadband video content in a wide range of electronic devices, including cable and terrestrial set top boxes, digital televisions, mobile handsets, personal computers, netbooks and in-vehicle entertainment devices.

The history of our product development and sales and marketing efforts is as follows:

- From 2003 to 2005, we were primarily engaged in the design and development of our core CMOS-based radio architecture platform technology, our digital demodulation platform technology and our global digital television RF receiver product platform.
- In 2006, we commenced shipments of our global digital television RF receiver product for set top box and PC applications and began design and development of our first-generation mobile digital

television RF receiver product and our second-generation global digital television RF receiver product platform.

- In 2007, we introduced and began shipping our first commercially available mobile digital television receiver and our digital television RF receiver product for automotive applications. Also in that year, we began development of our second-generation mobile digital RF receiver product.

- In 2008, we began development of our third generation mobile digital television receiver product, our cable television digital RF receiver product and our global hybrid digital/analog television RF receiver product.

- In 2008, we began commercial shipments of our second generation global digital television RF receiver products, our second generation mobile digital television RF receiver product, our second generation digital television receiver product for automotive applications and our third generation mobile digital RF receiver product.

- In 2009, we commenced development of our mobile digital SoC product and our cable television RF receiver SoC product. We also began commercial shipments of our first generation cable television receiver product, our global digital television RF receiver product for the netbook market and our cable television RF receiver SoC product.

Our net revenue has grown from approximately $600,000 in fiscal 2006 to $51.4 million in fiscal 2009. Through December 31, 2008, a substantial majority of our net revenue was derived from sales of our mobile handset digital television receivers in the Japanese market, and the balance was generated from sales of our global digital television RF receiver products. In 2009, a substantial majority of our net revenue was derived from sales of global digital television RF receiver products for digital set top box applications, as well as automotive navigation displays and digital televisions. During this period, sales of our mobile digital handset television receivers into Japan continued to represent a significant portion of our revenue. Our ability to achieve revenue growth in the future will depend, among other factors, on our ability to further penetrate existing markets, the timing of the global transition from analog to digital television, our ability to obtain design wins with manufacturers of set top boxes for the cable industry, trends in the development markets for mobile digital television and our ability to penetrate additional markets.

Through December 31, 2009, substantially all of our sales have been to customers outside the United States. Sales to customers in Asia accounted for 92%, 97% and 99% of net revenue in the years ended December 31, 2007, 2008 and 2009, respectively. Because many of our customers or their OEM manufacturers are located in Asia, we anticipate that a majority of our revenue will continue to come from sales to customers in that region. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the systems designed by these customers and incorporating our semiconductor products are then sold to end users outside Asia. For example, we believe revenue generated from sales of our digital terrestrial set top box products during the year ended December 31, 2009 related principally to sales to Asian set top box manufacturers delivering products into European markets. To date, all of our sales have been denominated in United States dollars.

A significant portion of our net revenue has historically been generated by a limited number of customers. For the year ended December 31, 2009, Panasonic, Murata and MTC represented 23%, 13% and 12%, respectively, of net revenue. In the case of Panasonic, we sell multiple products into disparate end user applications such as modules for televisions, in-vehicle or automotive applications and mobile handsets. Substantially all of our sales to these and other customers are through distributors based in Asia. Although we actually sell the products to, and are paid by, the distributors, we refer to these end customers as our customers.

We have incurred substantial losses from the time of our incorporation. We achieved profitability on a quarterly basis in the second quarter of fiscal 2008 and were again profitable in each quarter of fiscal 2009. As of December 31, 2009, we had an accumulated deficit of $21.8 million.

Our business depends on winning competitive bid selection processes, known as design wins, to develop semiconductors for use in our customers' products. These selection processes are typically lengthy, and as a result, our sales cycles will vary based on market served, whether the design-win is with an existing or a new customer and whether our product being designed in our customer's device is a first generation or subsequent generation product. Our customers' products can be complex and, if our engagement results in a design win, can require significant time to define, design and result in volume production. Because the sales cycle for our products is long, we can incur significant design and development expenditures in circumstances where we do not ultimately recognize any revenue. We do not have any long-term purchase commitments with any of our customers, all of whom purchase our products on a purchase order basis. Once one of our products is incorporated into a customer's design, however, we believe that our product is likely to remain a component of the customer's product for its life cycle because of the time and expense associated with redesigning the product or substituting an alternative chip. Product life cycles in our target markets will vary by application. For example, in the digital set top box market a design-in can have a product life cycle of 18 to 24 months. In the automotive sector, the product life cycle of a design-in can range from 36 to 60 months. In the mobile television sector, the product life cycle can range from 12 to 36 months.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this Annual Report are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and any related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

Our revenue is generated from sales of our RF receiver and RF receiver SoC products. We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery of goods has occurred; the sales price is fixed or determinable; collectibility is reasonably assured; and title to products has transferred to the customer, which, based on the terms of our agreement with the customer, may occur on shipment or customer receipt.

We record revenue based on facts available at the time of sale. Amounts that are not probable of collection once the product has shipped and title has transferred to the customer are deferred until the amount that is probable of collection can be determined. Items that are considered when determining the amounts that will be ultimately collected are the customer's overall creditworthiness and payment history, rights to return unsold product, rights to price protection, payment terms conditioned on sale or use of product by the customer, or extended payment terms granted to the customer.

In 2006 and 2007, for distributor transactions, revenue was recorded upon shipment of products to the distributors as title of the inventory transferred to the distributor, the sales price was known, collectibility was reasonably assured and no right of return existed. In 2008, our relationship with our distributors changed such that we increased our direct interaction and negotiations with our end customers, increased the number of end customers and requested our distributors to carry additional inventory. These changes created variability in the ultimate amount to be collected upon shipment to the distributor whereby we could no longer consider the price as fixed and determinable. As a result, since 2008, for distributor transactions, revenue is not recognized until product is shipped to the end customer and the amount that will ultimately be collected is determinable. Upon shipment of products to these distributors, title to the inventory transfers to the distributor and the distributor is invoiced, generally with 30-day terms. On shipments where revenue is not recognized, we record a trade receivable for the selling price as there is a legally enforceable right to payment, relieving the inventory for the carrying value of goods shipped since legal title has passed to the distributor, and record the corresponding gross profit in our consolidated balance sheet as a component of deferred revenue and deferred profit, representing the difference between the receivable recorded and the cost of inventory shipped.

In 2009, we began providing rebates of free product to end customers based on volume purchases. We estimate that all of the rebates will be achieved, reduce the average selling price of the product sold under the rebate program and defer revenue for the difference between the amount billed to the customer and the adjusted average selling price. Once the targeted level is achieved, the deferred revenue is recognized as revenue as rebated products are shipped to the end customer.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers and adjust credit limits based on each customers' credit worthiness, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been insignificant, we may experience higher credit loss rates in the future than we have in the past. Our receivables are concentrated in relatively few customers. Therefore, a significant change in the liquidity or financial position of any one significant customer could make collection of our accounts receivable more difficult, require us to increase our allowance for doubtful accounts and negatively affect our working capital.

Inventory Valuation

We continually assess the recoverability of our inventory based on assumptions about demand and market conditions. Forecasted demand is determined based on historical sales and expected future sales. We value our inventory at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or its current estimated market value. We reduce our inventory to the estimated lower of cost or market value on a part-by-part basis to account for its obsolescence or lack of marketability. Reductions are calculated as the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that may adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross profits when products are sold.

Income Taxes

We account for income taxes under the asset and liability approach. We record a valuation allowance to reduce our net deferred tax assets to the amount that we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, projections of future income, expectations and risks associated with estimates of future taxable income and ongoing prudent and practical tax planning strategies. To the extent that we believe it is more likely than not that some portion of our deferred tax assets will not be realized, we would increase the valuation allowance against the deferred tax assets. Realization of our deferred tax assets is dependent primarily upon future U.S. taxable income. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require possible material adjustments to these deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period when such determinations are made.

We are subject to income taxes in the United States and foreign countries, and are subject to routine corporate income tax audits in many of these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities are likely to challenge certain positions, which may not be fully sustained. However, our income tax expense includes amounts intended to satisfy income tax assessments that result from these challenges. Determining the income tax expense for these potential assessments and recording the related assets and liabilities requires management judgment and estimates. We believe that our provision for uncertain tax positions, including related interest and penalties, is adequate based on information currently available to us. The amount ultimately paid upon resolution of audits could be materially different from the amounts previously included in income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Our overall provision requirement could change due to the issuance of new regulations or new case law, negotiations with tax authorities, resolution with respect to individual audit issues, or the entire audit, or the expiration of statutes of limitations.

In addition to our current research and development center in Shanghai, we are in the process of expanding our international operations and staff to better support our expansion into international markets. We expect this business expansion will include an international structure that, among other things, consists of research and development cost-sharing arrangements, certain licenses and other contractual arrangements between us and our wholly owned foreign subsidiaries, both existing and currently contemplated. We anticipate that these prospective arrangements will result in an increasing percentage of our consolidated pre-tax income being subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate. As a result, our effective tax rate is expected to be lower than the U.S. federal statutory rate. However, the realization of any expected tax benefits is contingent upon several factors, including the judgments of tax authorities in several jurisdictions and thus cannot be assured.

Stock-Based Compensation

Effective January 1, 2006, we adopted authoritative guidance for stock-based compensation, which requires us to measure the cost of employee services received in exchange for equity incentive awards, including stock options, based on the grant date fair value of the award. The fair value is estimated using the Black-Scholes option pricing model. The resulting cost is recognized over the period during which the employee is required to provide services in exchange for the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the statements of operations based on the department to which the related employee reports.

We account for stock options issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their estimated fair value determined using the Black-Scholes option-pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Results of Operations

The following describes the line items set forth in our consolidated statements of operations.

Net Revenue. Net revenue is generated from sales of our RF receivers and RF receiver SoCs. Substantially all of our end customers purchase products indirectly from us through distributors. Although we actually sell the products to, and are paid by, the distributors, we refer to these end customers as our customers.

Cost of Net Revenue. Cost of net revenue includes the cost of finished silicon wafers processed by third-party foundries, primarily by UMC, an affiliate of one of our stockholders; costs associated with our outsourced packaging and assembly, test and shipping; costs of personnel and equipment associated with manufacturing support, logistics and quality assurance; amortization of production mask costs; cost of production load boards and sockets; and an allocated portion of our occupancy costs.

Research and Development. Research and development expense includes personnel-related expenses, including stock-based compensation, new product engineering mask costs, prototype integrated circuit packaging and test costs, computer-aided design software license costs, intellectual property license costs, reference design development costs, development testing and evaluation costs, depreciation expense and allocated occupancy costs. Research and development activities include the design of new products, refinement of existing products and design of test methodologies to ensure compliance with required specifications. All research and development costs are expensed as incurred.

Selling, General and Administrative. Selling, general and administrative expense includes personnel-related expenses, including stock-based compensation, distributor and other third-party sales commissions, field application engineering support, travel costs, professional and consulting fees, legal fees, depreciation expense and allocated occupancy costs.

Interest Income. Interest income consists of interest earned on our cash, cash equivalents and investment balances.

Interest Expense. Interest expense consists primarily of imputed interest on capital leases generally related to purchases of property and equipment.

Other Income (expense). Other income (expense) generally consists of income (expense) generated from minor non-operating transactions.

Provision for Income Taxes. In each period since our inception, we have recorded a valuation allowance for the full amount of our deferred tax asset, as the realization of the full amount of our deferred tax asset is uncertain. As a result, through December 31, 2009, we have not recorded any federal or state income tax benefit derived from the deferred tax asset in our statements of operations. Since we became profitable for the year ended December 31, 2009, a provision for income taxes has been recorded as we are unable to fully offset our alternative minimum taxable income due to limitations in our ability to fully utilize net operating loss carryforwards. In addition, the ability to use net operating loss carryforwards for state tax purposes in California is currently suspended.

The following table sets forth our consolidated statement of operations data as a percentage of net revenue for the periods indicated.

	Years Ended December 31,		
	2007	2008	2009
Net revenue	100%	100%	100%
Cost of net revenue	50	40	33
Gross profit	50	60	67
Operating expenses:			
Research and development	102	46	39
Selling, general and administrative	44	20	19
Total operating expenses	146	66	58
(Loss) income from operations	(96)	(6)	9
Interest income	7	1	—
Interest expense	(1)	—	—
Other income (expense), net	—	(1)	(1)
(Loss) income before income taxes	(90)	(6)	8
Provision for income taxes	—	—	—
Net (loss) income	(90)%	(6)%	8%

Comparison of the Fiscal Years Ended December 31, 2007, 2008 and 2009

Net Revenue

	Years Ended December 31,			% Change	
	2007	2008	2009	2008	2009
	(dollars in thousands)				
Net revenue	$ 9,696	$ 31,331	$ 51,350	223%	64%

Net revenue for the year ended December 31, 2009 increased by $20.0 million from 2008 primarily due to an increase in shipments of our worldwide digital terrestrial television RF receiver products. A substantial portion of the increase in our digital terrestrial television RF receiver products is attributable to shipments of digital-to-analog converter set top boxes for European end markets and to a lesser extent to an increase in shipments to the automotive digital television and PCTV markets in Japan. The increase in shipments of digital terrestrial RF receiver products was offset by an $8.7 million decrease in shipments and revenue from our mobile digital television RF receiver products for the Japanese handset market, which reflected a phase-out of consumer handset subsidies by Japanese service providers beginning in the middle of 2008. We expect sales of our second-generation global digital terrestrial device to continue to account for a substantial portion of our revenue and revenue growth, if any, as the European market undergoes a multi-year country-by-country conversion from analog to digital television as a result of the increasing attach rates of digital television features in the automotive, PC and television markets. During 2009, our second-generation digital terrestrial device was successfully adopted by several digital-to-analog television converter set top box makers, principally original device manufacturers in China, for delivery in European end markets. Because some of our products may be deployed in multiple devices or geographic areas and our customers consist principally of distributors who sell our products to end customers, we do not always know how or where our products are deployed. As a result, although we have been able to quantify our Japanese mobile handset revenue based on unique characteristics of the Japanese market and our product for that market, we generally do not expect to be able to quantify our revenue by product in future filings.

Net revenue for the year ended December 31, 2008 increased by $21.6 million from 2007 primarily due to a higher volume and a full year of shipments of our existing mobile digital television RF receiver and release to production and shipment of our second-generation global digital terrestrial television RF receiver and automotive television RF receiver products. In particular, $17.5 million of the $21.6 million increase in net revenue in 2008 was due to shipments and sales of our mobile digital television RF receiver products for the Japanese mobile handset market, which was released to production in the second half of 2007. As a result, 2008 was the first full year of volume shipments of our Japanese mobile handset products.

Cost of Net Revenue and Gross Profit

	Years Ended December 31,			% Change	
	2007	2008	2009	2008	2009
	(dollars in thousands)				
Cost of net revenue	$ 4,896	$ 12,675	$ 17,047	159%	34%
% of net revenue	50%	40%	33%		
Gross profit	$ 4,800	$ 18,656	34,303	289%	84%
% of net revenue	50%	60%	67%		

Cost of net revenue and gross profit increased by $4.4 million and $15.7 million, respectively, from 2008 to 2009. The increase in cost of net revenue was principally due to increased sales of our second-generation global digital television RF receiver product. Cost of net revenue increased at a lesser rate than the increase in net revenue, however, principally as a result of improved unit costs associated with lower silicon die and manufacturing expenses as we transitioned our second generation global digital television RF receiver product to a 0.13µ CMOS manufacturing process technology from an 0.18µ technology. Lower package and assembly costs due to the choice of a smaller package and reduced test costs due to higher wafer yields were also significant contributors to the decrease in cost of net revenue. The rise in shipments and, to a lesser extent, the reduction in per unit manufacturing cost of the second-generation global digital television RF receiver products resulted in the increase in both the absolute gross profit and the gross profit percentage of net revenue in 2009 compared to 2008. We currently expect that gross profit percentage will fluctuate from quarter to quarter in the future based on changes in product mix, average selling prices, or manufacturing costs.

Cost of net revenue and gross profit increased by $7.8 million and $13.9 million, respectively, from 2007 to 2008. The increase in cost of net revenue was primarily attributable to increased revenue from product shipments in 2008 relative to 2007. Gross profit and gross profit percentage increased in 2008 relative to 2007 principally because of increased revenue from second-generation products in 2008, which were introduced in 2007 and benefited from an improvement in manufacturing costs during the year due to lower unit wafer, assembly, packaging and test costs. In addition, our 2008 gross profit percentage benefited from a beneficial product mix.

Research and Development

	Years Ended December 31,			% Change	
	2007	2008	2009	2008	2009
	(dollars in thousands)				
Research and development	$ 9,924	$ 14,310	$ 19,790	44%	38%
% of net revenue	102%	46%	39%		

Research and development expense for 2009 was $19.8 million, an increase of $5.5 million, or 38%, from 2008. The increase was primarily attributable to an increase in the number of new product development and existing product enhancement initiatives undertaken during 2009, relating primarily to our RF receiver SoC products. Incremental personnel-related costs of $3.1 million (including $0.3 million of stock-based compensation expense) contributed the largest portion of the increase, reflecting growth in our average full-time-equivalent headcount in 2009 compared to the prior year, as well as 2009 bonus accruals of $0.7 million that did not apply in 2008, when no bonuses were accrued or paid on a company-wide basis. Also contributing to the increase were $1.1 million of acquired intellectual property, $0.8 million of computer-aided design and related software license costs associated with the increase in the scope and number of our research and development projects, $0.4 million of facility-related costs associated with the need for larger scale operations and $0.4 million related to supplies, travel and other costs. These increases were offset by a decrease of $0.3 million related to the timing of various engineering test activities in 2009. We expect our research and development expenses to increase in absolute dollars as we continue to focus on expanding our product portfolio and enhancing existing products.

Research and development expense for 2008 was $14.3 million, an increase of $4.4 million, or 44%, from 2007. The increase in absolute research and development expense in 2008 relative to 2007 was primarily attributable to an increase in personnel and in the number of new product or product enhancement projects. These additional projects resulted in increased personnel-related costs of $3.5 million as well as $0.5 million of increased license or technology acquisition costs, including costs of computer aided design software licenses. In addition, we experienced $0.4 million of net increases in other expenses, including facility costs and project specific supplies and testing costs.

Selling, General and Administrative

	Years Ended December 31,			% Change	
	2007	2008	2009	2008	2009
	(dollars in thousands)				
Selling, general and administrative	$ 4,296	$ 6,356	$ 9,921	48%	56%
% of net revenue	44%	20%	19%		

Selling, general and administrative expense for 2009 was $9.9 million, or 19% of net revenue, an increase of $3.6 million, or 56%, from 2008. The year-to-year increase was primarily attributable to costs associated with the need for larger scale operations as a result of increased demand for our products and increased expenses as we prepared to become a public reporting company. Specifically, the increase was attributable to an additional $2.0 million of personnel-related costs, including $0.7 million of incremental sales commissions, 2009 bonus accruals of $0.5 million and $0.3 million of incremental stock-based compensation expense; an additional $0.7 million of increased legal and accounting expenses, $0.5 million of incremental consulting expenses and $0.4 million of additional supplies, travel and facility-related costs. We expect selling, general and administrative expenses to increase in absolute dollars in the future as we expand our sales, finance and administrative personnel and as we incur incremental expenses associated with being a public company.

Selling, general and administrative expense for 2008 was $6.4 million, or 20% of net revenue, an increase of $2.1 million, or 48%, from 2007. In 2007, selling, general and administrative expense was $4.3 million or 44% of net revenue, an increase of 85% from $2.3 million, or 402% of net revenue in 2006. The increase in selling, general and administrative expense in 2008 results from our increasing revenue and the larger scope of our business in 2008. Specifically, sales commissions to distributors contributed $1.0 million of the increase from 2007 to 2008, consulting and personnel costs contributed $0.4 million, travel-related expenses contributed $0.1 million, and legal expenses associated with patent filings contributed $0.3 million.

Other Income (Expense)

	Years Ended December 31,		
	2007	2008	2009
	(dollars in thousands)		
Interest income	$ 654	$ 179	$ 51
Interest expense	$ (78)	$ (74)	$ (52)
Other income (expense), net	$ 135	$ (9)	$ (32)

Interest income in 2009 decreased from 2008 due to earning lower yields on cash and investments in 2009. Interest income in 2008 decreased from 2007 due to lower cash and investment balances in 2008 resulting from the use of our cash and investment balances to fund our operations.

Interest expense in 2009 decreased from 2008 due to lower outstanding debt balances. Interest expense in 2008 remained relatively consistent with 2007 due to relatively insignificant changes in the outstanding debt balances as a result of normally scheduled principal reductions.

Other income (expense), net in 2009 consisted primarily of the write-off of the carrying value of leasehold improvements in connection with vacating certain leased facilities. Other income (expense), net in 2007 consisted primarily of net settlement payments received from a supplier as compensation for defective products.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2009. The quarterly data have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this Annual Report. You should read this information together with our consolidated financial statements and related notes included elsewhere in this Annual Report.

	Three Months Ended							
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(in thousands)							
Net revenue	$ 5,865	$ 9,878	$ 7,833	$ 7,755	$ 8,771	$ 11,176	$ 16,200	$ 15,203
Cost of net revenue	2,750	4,145	3,025	2,755	3,062	3,898	5,564	4,523
Gross profit	3,115	5,733	4,808	5,000	5,709	7,278	10,636	10,680
Operating expenses:								
Research and development	2,915	3,447	4,058	3,890	3,863	4,955	5,324	5,648
Selling, general and administrative	1,264	1,613	1,566	1,913	1,736	2,119	2,941	3,125
Total operating expenses	4,179	5,060	5,624	5,803	5,599	7,074	8,265	8,773
(Loss) income from operations	(1,064)	673	(816)	(803)	110	204	2,371	1,907
Interest income	65	44	41	29	9	—	18	24
Interest expense	(18)	(18)	(17)	(21)	(17)	(9)	(14)	(12)
Other income (expense), net	(1)	(1)	1	(8)	—	(27)	—	(5)
(Loss) income before income taxes	(1,018)	698	(791)	(803)	102	168	2,375	1,914
Provision for income taxes	—	—	—	—	10	15	209	(4)
Net (loss) income	$ (1,018)	$ 698	$ (791)	$ (803)	$ 92	$ 153	$ 2,166	$ 1,918

The following table sets forth our unaudited consolidated statement of operations data for each of the eight quarters in the period ended December 31, 2009 as a percentage of net revenue for the periods indicated.

	Three Months Ended							
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(in thousands)							
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of net revenue	47	42	39	36	35	35	34	30
Gross profit	53	58	61	64	65	65	66	70
Operating expenses:								
Research and development	50	35	52	50	44	44	33	37
Selling, general and administrative	22	16	20	25	20	19	18	20
Total operating expenses	72	51	72	75	64	63	51	57
(Loss) income from operations	(19)	7	(11)	(11)	1	2	15	13
Interest income	1	—	1	—	—	—	—	—
Interest expense	—	—	—	—	—	—	—	—
Other income (expense), net	1	—	—	1	—	(1)	(1)	—

	Three Months Ended							
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
(Loss) income before income taxes	(17)	7	(10)	(10)	1	1	14	13
Provision for income taxes	—	—	—	—	—	—	1	—
Net (loss) income	(17)%	7%	(10)%	(10)%	1%	1%	13%	13%

Net revenue has generally increased over the eight quarters presented due to continued new product introductions and our success in acquiring new customers in different target markets. In 2008, we introduced and commenced commercial shipments of our second-generation global digital television RF receiver and second-generation mobile digital television RF receiver products. In 2009, we began shipping in volume quantities of our third-generation mobile digital television RF receiver product. In the third quarter of 2009, we also introduced our first digital cable RF receiver product. In the fourth quarter of 2009, we began commercial shipments of our cable RF receiver SoC product.

Although we have experienced substantial year-over-year increases in our net revenues from 2007 through 2009, our quarter-over-quarter revenues have at times fluctuated, notably in the third and fourth quarters of 2008 and in the fourth quarter of 2009. We believe these fluctuations have reflected changes in the end-user application markets for products deploying our integrated circuits and, in late 2008, a substantially adverse macroeconomic environment. For example, in 2008, Japanese cell-phone operators phased out mobile handset subsidies, contributing in part to the decline in net revenues in late 2008 as a decline in overall handset shipments in Japan led to lower unit sales of our mobile digital television RF receiver products. Also contributing to the decline in revenue in the second half of 2008 was the global financial and economic crisis, which resulted in reduced orders for our global digital television RF receiver products designed for the European set top digital to analog converter box market. We entered this market as the global financial crisis began and observed that OEMs did not appear to replenish inventories at expected rates in the initial months after the crisis began. Order activity for these products accelerated in the second and third quarters of 2009, however, which we believe reflected pent-up demand as well as accelerated fulfillment requirements by converter box manufacturers in response to the pending third quarter 2009 analog shut-off in the Spanish television market.

We believe some of our markets may be influenced by seasonal factors and demand for our European converter box products may fluctuate substantially as major geographic centers in Europe approach their various deadlines to terminate analog television broadcasts. At this time, however, we cannot identify specific seasonality trends for future fiscal periods as we have a limited operating history for comparison, we are continuing to expand our products into new addressable markets, each of which may have unique seasonality characteristics, and we are continuing to experience relatively rapid growth in our net revenue, which may make identifying seasonality trends more difficult. Because of our limited operating history and rapid growth in our revenue, we believe that period-to-period comparisons of revenue and operating results should not be relied upon as indicators of future performance.

Gross profit percentages improved sequentially in each of the quarters starting from the fourth quarter of 2006. Gross profit percentages grew from 53% in the first quarter of 2008 to a high of 70% in the fourth quarter of 2009. Factors contributing to the increase in gross profit percentage were reductions in manufacturing costs attributable to unit wafer, packaging and test costs for all product lines; introduction of our second- and third- generation products with reduced per unit cost of manufacturing due to reduced silicon die-size, less required testing time and improved wafer yields; favorable changes in product mix and shipments to end markets such as the automotive and digital television markets, which have higher average selling prices; and improved operational efficiencies relating to manufacturing overhead cost. Gross profit percentages in the first, second, third and fourth quarters of 2009 were 65%, 65%, 66% and 70%, respectively. We do anticipate that gross profit percentages will fluctuate from quarter to quarter due to changing product mix, selling prices and manufacturing costs.

To accommodate our growth, our operating expenses have generally increased substantially over the eight quarters ending December 31, 2009, with the exception of the fourth quarter of 2008 and first quarter of 2009, when we reduced certain variable expenses in response to global economic uncertainty. These expense reductions resulted primarily from reductions in our headcount and in discretionary costs such as travel-related expenses and professional fees that we determined to reduce in light of the economic environment. Increases in our operating expenses have been largely attributable to growing investments in our research and development organization, which investment we believe will be necessary to secure our future product roadmap, and to a lesser extent increases in our selling, general and administrative expenses. Among our research and development investments, we have increased our research and development personnel, invested in computer-aided design software to enhance our design capabilities, licensed or acquired intellectual property to augment our product offerings; increased the frequency of our engineering development mask releases to increase the speed of product development; expanded our product prototype and reference platform design capability; and increased production load board and socket costs along with production test capability. We expect our research and development expenses will continue to increase in absolute dollars for the foreseeable future.

We have also increased our selling, general and administrative expenses as required to support our revenue growth and the larger scope of our business. In particular, we have increased staff to expand and maintain our sales, marketing and administrative activities. Selling, general and administrative expenses increased substantially in the third and fourth quarters of 2009 as we incurred additional accounting and other professional fees, including increased consulting expenses, to prepare for our initial public offering.

Liquidity and Capital Resources

Our principal source of liquidity as of December 31, 2009 consisted of $17.9 million of cash. Since inception, our operations have been financed primarily by net proceeds of approximately $35.3 million from the sales of shares of our preferred stock and, beginning in 2009, by cash generated from operations. We believe our current cash, together with the net proceeds of our initial public offering, will be sufficient to satisfy our liquidity requirements for the next 12 months.

Our primary uses of cash are to fund operating expenses, purchases of inventory and the acquisition of property and equipment. Cash used to fund operating expenses excludes the impact of non-cash items such as depreciation and stock-based compensation and is impacted by the timing of when we pay these expenses as reflected in the change in our outstanding accounts payable and accrued expenses.

Our primary sources of cash are cash receipts on accounts receivable from our shipment of products to distributors and direct customers. Aside from the growth in amounts billed to our customers, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period depending on the payment cycles of our major distributor customers.

Below is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities for the periods indicated:

	Years Ended December 31,		
	2007	2008	2009
	(dollars in thousands)		
Net cash (used in) provided by operating activities	$ (10,402)	$ 1,602	$ 9,860
Net cash provided by investing activities	7,882	157	391
Net cash used in financing activities	(86)	(41)	(250)
Effect of exchange rates on cash and cash equivalents	—	—	1
Net increase (decrease) in cash and cash equivalents	$ (2,606)	$ 1,718	$ 10,002

Net Cash (Used in) Provided by Operating Activities

Net cash used in operating activities in 2007 primarily reflected the net loss of $8.7 million, growth in accounts receivable and inventories of $1.6 million and $1.0 million, respectively, repayment of amounts due to related party of $0.1 million and $80,000 of other non-cash activities, offset by growth in accounts payable and other accrued expenses and accrued compensation of $0.5 million and $0.2 million, respectively, and $0.5 million of depreciation. Substantially all of our working capital accounts increased in 2007 as a result of our significant revenue growth and related operational spending.

Net cash used in operating activities in 2008 primarily reflected the net loss of $1.9 million, growth in inventory, prepaid and other assets, accrued compensation and accretion of investment (premiums) discounts, net, of $1.7 million, $0.1 million, $0.2 million and $0.1 million, respectively, offset by decreases in accounts receivable of $0.9 million and growth in accounts payable and other accrued expenses, deferred revenue, amortization and depreciation and stock-based compensation of $0.5 million, $3.3 million, $0.6 million and $0.4 million, respectively. Our inventory grew due to our increased purchasing activity in support of our increasing sales forecasts. Our accounts receivable decreased in 2008 as a result of lower distributor purchases in December 2008 as a result of the global economic slowdown. The economic slowdown also resulted in our distributors carrying more inventory at the end of 2008 prior to adjusting their buying in response to market conditions, which resulted in growth in our deferred revenue.

Net cash provided by operating activities in 2009 primarily reflected our net income of $4.3 million, growth in amortization and depreciation, stock-based compensation, reduction in inventory, and increases in accounts payable and accrued expenses (including amounts due to related party), accrued compensation, deferred revenue and deferred profit and other of $0.8 million, $1.0 million, $0.8 million, $5.1 million, $1.2 million, $6.6 million and $0.1 million, respectively, offset by decreases in accounts receivable and prepaid and other assets of $8.4 million and $1.7 million, respectively. Our accounts receivable increased as a result of significantly higher distributor shipments in 2009 and our inventory decreased as a result of sales and production being more closely matched in 2009. Our accounts payable and accrued expenses increased in 2009 in support of our increased production volumes and overall operational growth. Deferred revenue and deferred profit increased as our revenue grew and our distributors carried higher inventory balances.

Net Cash Provided by Investing Activities

Net cash provided by investing activities during the years ended December 31, 2007, 2008 and 2009 consisted of sales of investment securities, net of purchases, of $8.2 million, $1.1 million and $1.8 million, respectively. Purchases of property and equipment accounted for $0.3 million in 2007, $0.9 million in 2008 and $1.4 million in 2009.

Net Cash Used in Financing Activities

Net cash used in financing activities during the year ended December 31, 2007 consisted of $121,000 for the repayment of equipment financing, offset by $35,000 of net proceeds from the exercise of stock options.

Net cash used in financing activities during the year ended December 31, 2008 consisted of $89,000 for the repayment of equipment financing, offset by $48,000 of net proceeds from the exercise of stock options.

Net cash used in financing activities during the year ended December 31, 2009 consisted of $108,000 for the repayment of equipment financing and $747,000 for costs paid in connection with our initial public offering, offset by $605,000 of net proceeds from the exercise of stock options.

Contractual Obligations, Commitments and Contingencies

The following table summarizes our outstanding contractual obligations as of December 31, 2009:

	Payments Due by Period			
	Total	Less Than 1 Year	1-3 Years	3-5 Years
	(in thousands)			
Capital lease obligations (including interest)	$ 278	$ 151	$ 125	$ 2
Operating lease obligations	2,393	476	1,079	838
Software license agreements	2,926	1,602	1,324	—
Purchase obligations	4,380	4,380	—	—
Total contractual obligations	$ 9,977	$ 6,609	$ 2,528	$ 840

During January 2010, we entered into a five-year noncancelable operating lease agreement for a research and development facility in Irvine, CA. The lease is subject to rent holidays and rent increases and is scheduled to commence in April 2010 with an option to extend the lease for an additional five years. Future minimum annual payments under the operating lease for the years 2010, 2011, 2012, 2013, 2014 and 2015 are approximately $20,000; $83,000; $87,000; $90,000; $94,000 and $24,000 respectively.

Warranties and Indemnifications

In connection with the sale of products in the ordinary course of business, we often make representations affirming, among other things, that our products do not infringe on the intellectual property rights of others, and agree to indemnify customers against third-party claims for such infringement. Further, our by-laws require us to indemnify our officers and directors against any action that may arise out of their services in that capacity, and we have also entered into indemnification agreements with respect to all of our directors. We have not been subject to any material liabilities under such provisions and therefore believe that our exposure for these indemnification obligations is minimal. Accordingly, we have no liabilities recorded for these indemnity agreements as of December 31, 2009.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2009, we were not involved in any unconsolidated SPE transactions.

Recent Accounting Pronouncements

Effective January 1, 2009, we implemented the FASB's revised authoritative guidance for business combinations. This revised guidance requires an acquiring company to measure all assets acquired and liabilities assumed, including contingent considerations and all contractual contingencies, at fair value as of the acquisition date. In addition, an acquiring company is required to capitalize in-process research and development and either amortize it over the life of the product, or write it off if the project is abandoned or impaired. Previously, post-acquisition adjustments related to business combination deferred tax asset valuation allowances and liabilities for uncertain tax positions were generally required to be recorded as an increase or decrease to Goodwill. The revised guidance does not permit this accounting and, generally, requires any such changes to be recorded in current period income tax expense. Thus, all changes to valuation allowances and liabilities for uncertain tax positions established in acquisition accounting, regardless of the guidance used to initially account for the business combination, will be recognized in current period income tax expense. The adoption of the revised guidance did not have an impact on our consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions consummated after the effective date of January 1, 2009.

Effective January 1, 2009, we adopted the revised authoritative guidance for the accounting treatment afforded preacquisition contingencies in a business combination. Under the revised guidance, an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of the liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer will apply the authoritative guidance used to evaluate contingencies to determine whether the contingency should be recognized as of the acquisition date or after the acquisition date. The adoption of the revised guidance did not have an impact on our consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions consummated after the effective date of January 1, 2009.

Effective April 1, 2009, we adopted FASB's revised authoritative guidance for fair value measurements, which clarifies the measurement of fair value in a market that is not active, and is effective as of the issue date, including application to prior periods for which financial statements have not been issued. We also adopted additional authoritative guidance for determining whether a market is active or inactive, and whether a transaction is distressed, is applicable to all assets and liabilities (financial and nonfinancial) and which requires enhanced disclosures. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

Effective April 1, 2009, we adopted authoritative guidance that provides greater clarity about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The adoption of this guidance, which applies to investments in debt securities, did not have a material impact on our consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued new standards for revenue recognition with multiple deliverables. These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are effective for us beginning in the first quarter of fiscal year 2011, however early adoption is permitted. We do not expect these new standards to significantly impact our consolidated financial statements.

In October 2009, the FASB issued new standards for the accounting for certain revenue arrangements that include software elements. These new standards amend the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. These new standards are effective for us beginning in the first quarter of fiscal year 2011, however early adoption is permitted. We do not expect these new standards to significantly impact our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

We had cash of $17.9 million at December 31, 2009, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates due to their short-term nature. Declines in interest rates, however, will reduce future investment income.

Foreign Currency Risk

To date, our international customer and vendor agreements have been denominated almost exclusively in United States dollars. Accordingly, we have limited exposure to foreign currency exchange rates and do not enter into foreign currency hedging transactions. The functional currency of MaxLinear Limited is the United States dollar. The functional currency of MaxLinear Shanghai Limited is the local currency. Accordingly, the effects of exchange rate fluctuations on the net assets of MaxLinear Shanghai Limited's operations are accounted for as translation gains or losses in accumulated other comprehensive income within stockholders' equity. We do not believe that a change of 10% in such foreign currency exchange rates would have a material impact on our financial position or results of operations.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Class A common stock has traded on the New York Stock Exchange, or NYSE, under the symbol MXL since it began trading on March 24, 2010. Our initial public offering was priced at $14.00 per share on March 23, 2010. As a result, our common stock was not traded on any market or exchange during the year-ended December 31, 2009.

Holders of Record

As of September 15, 2010, there was 1 holder of record of our Class A common stock and there were 154 holders of record of our Class B common stock. A substantially greater number of holders of our common stock are street name or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

Dividends

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

BOARD OF DIRECTORS AND MANAGEMENT

Directors

Kishore Seendripu, Ph.D. - Chairman, President and Chief Executive Officer.

Curtis Ling, Ph.D. - Chief Technical Officer.

Edward E. Alexander - Managing Partner of Mission Ventures, a venture capital investment firm focused on early stage technology investments throughout Southern California.

Kenneth P. Lawler - general partner of the Battery Ventures fund organization, a venture capital investment firm.

David Liddle, Ph.D. - managing member of Presidio Management Group VIII, L.L.C., or PMG VIII, the general partner of U.S. Venture Partners VIII, L.P. and certain other venture partner investment funds.

Albert J. Moyer - private financial consultant and member of the Board of Directors of each of CalAmp Corp., a provider of wireless communications solutions, Collectors Universe, Inc., a third-party grading and authentication service for high-value collectibles, Virco Manufacturing Corporation, a manufacturer of educational furniture, LaserCard Corporation, a provider of secure identification solutions, and Occam Networks, Inc., a developer of broadband networking equipment.

Thomas E. Pardun - chairman of the Board of Directors of Western Digital Corporation and member of the boards of each of CalAmp Corp., Finisar Corporation and Occam Networks, Inc.

Donald E. Schrock – member of the Board of Directors of Patriot Scientific Corporation, a public intellectual property licensing company, and Integrated Devices Technology Inc., a designer and fabricator of semiconductor components.

Executive Officers

Kishore Seendripu, Ph.D. - Chairman, President and Chief Executive Officer.

Joe D. Campa - Vice President, Finance and Treasurer.

Patrick E. McCready - Chief Accounting Officer and Controller.

John M. Graham - Vice President, Marketing.

Kimihiko Imura - Vice President, Semiconductor Technology and Operations.

Michael C. Kastner - Vice President, Sales.

Curtis Ling, Ph.D. - Chief Technical Officer.

Madhukar Reddy, Ph.D. - Vice President, IC and RF Systems Engineering.

Brendan Walsh - Vice President, Business Development.

CORPORATE INFORMATION

Corporate Headquarters

Maxlinear, Inc.
2051 Palomar Airport Road
Suite 100
Carlsbad, California 92011

Annual Meeting

MaxLinear's 2010 annual meeting of stockholders will take place on Friday, October 29, 2010 at 8:30 a.m., Pacific time, at our headquarters located at 2051 Palomar Airport Road, Suite 100, Carlsbad, California 92011.

Shareowner Services

You may contact our transfer agent by writing Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940 or telephoning (866) 298 8535 or (781) 575 2879.

Stock Exchange Information

Our Class A common stock is traded on the New York Stock Exchange, or NYSE, under the symbol MXL.

Internet Address Information

Visit us online at www.maxlinear.com for more information about MaxLinear and its products and services. The 2009 Annual Report is available online by visiting by visiting www.envisionreports.com/MXL, if you are a stockholder of record, or www.edocumentview.com/MXL, if you hold shares through a broker, bank, trustee, or nominee.

Communications with the Board of Directors

Stockholders who wish to communicate with our board of directors, Lead Director, committee chairman, any other individual director, or the non-management or independent directors as a group, are welcome to do so in writing, addressed to such person(s) in care of our Vice President, Finance, c/o MaxLinear, Inc., 2051 Palomar Airport Road, Carlsbad, CA 92011, or by fax to (760) 444-8598. Our Vice President, Finance will monitor these communications and will provide a summary of all received messages to our board of directors at each regularly scheduled meeting of our board. Our board of directors generally meets on a quarterly basis. Where the nature of the communication warrants, our Vice President, Finance may determine, in his or her judgment, to obtain the more immediate attention of the appropriate committee or non-management director, of our independent advisors, or of our management.

Annual Report on Form 10-K

MaxLinear was not required to file an annual report on Form 10-K for the fiscal year 2009 due to our recently completed initial public offering in March of 2010. In the future, stockholders may receive a copy of our annual report on Form 10-K, including the financial statements and the financial statement schedules, free of charge upon the written request of any such person. All such requests shall be sent to our Corporate Secretary, c/o MaxLinear, Inc., 2051 Palomar Airport Road, Carlsbad, CA 92011, or by fax to (760) 444-8598.

MaxLinear, Inc.

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
MaxLinear, Inc.

We have audited the accompanying consolidated balance sheets of MaxLinear, Inc. (the Company) as of December 31, 2008 and 2009, and the related consolidated statements of operations, convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California
February 16, 2010,
except for the stock split paragraph of Note 1,
and the changes in capitalization paragraph of Note 10,
as to which the date is
March 5, 2010

MAXLINEAR, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except par amounts)

	December 31, 2008	December 31, 2009	Pro Forma December 31, 2009 (Unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 7,919	$ 17,921	
Investments, available-for-sale	1,801	—	
Accounts receivable	1,351	9,707	
Inventory	3,675	2,850	
Prepaid and other current assets	157	262	
Total current assets	14,903	30,740	
Property and equipment, net	1,733	2,627	
Other long-term assets	87	2,406	
Total assets	$ 16,723	$ 35,773	
Liabilities and stockholders' deficit			
Current liabilities:			
Accounts payable	$ 1,543	$ 4,162	
Deferred revenue and deferred profit	3,300	9,850	
Accrued expenses	704	1,346	
Accrued compensation	501	1,721	
Amounts due to related party	340	2,508	
Current portion of capital lease obligations	109	124	
Total current liabilities	6,497	19,711	
Deferred rent	—	71	
Capital lease obligations, net of current portion	238	115	
Commitments and contingencies			
Convertible preferred stock, $0.0001 par value; 22,492 shares authorized:			
Series A convertible preferred stock, 11,696 shares authorized; 7,554 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $15,351 at December 31, 2009; no shares issued and outstanding, pro forma (unaudited)	15,351	15,351	$ —
Series B convertible preferred stock, 10,796 shares authorized; 6,972 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $20,000 at December 31, 2009; no shares issued and outstanding, pro forma (unaudited)	20,000	20,000	—
Stockholders' deficit:			
Common stock, $0.0001 par value, 48,333 shares authorized, 9,900 and 10,737 shares issued and outstanding at December 31, 2008 and 2009, respectively; 25,263 issued and outstanding, pro forma (unaudited)	1	1	3
Additional paid-in capital	737	2,301	37,650
Accumulated other comprehensive income	5	—	—
Accumulated deficit	(26,106)	(21,777)	(21,777)
Total stockholders' (deficit) equity	(25,363)	(19,475)	$ 15,876
Total liabilities and stockholders' deficit	$ 16,723	$ 35,773	

See accompanying notes

MAXLINEAR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,		
	2007	2008	2009
Net revenue	$ 9,696	$ 31,331	$ 51,350
Cost of net revenue	4,896	12,675	17,047
Gross profit	4,800	18,656	34,303
Operating expenses:			
Research and development	9,924	14,310	19,790
Selling, general and administrative	4,296	6,356	9,921
Total operating expenses	14,220	20,666	29,711
(Loss) income from operations	(9,420)	(2,010)	4,592
Interest income	654	179	51
Interest expense	(78)	(74)	(52)
Other income (expense), net	135	(9)	(32)
(Loss) income before income taxes	(8,709)	(1,914)	4,559
Provision for income taxes	—	—	230
Net (loss) income	(8,709)	(1,914)	4,329
Net income allocable to preferred stockholders	—	—	(3,691)
Net (loss) income attributable to common stockholders	$ (8,709)	$ (1,914)	$ 638
Net (loss) income per share attributable to common stockholders:			
Basic	$ (0.93)	$ (0.19)	$ 0.06
Diluted	$ (0.93)	$ (0.19)	$ 0.06
Shares used to compute net (loss) income per share attributable to common stockholders:			
Basic	9,364	9,861	10,129
Diluted	9,364	9,861	11,512
Pro forma net income per share attributable to common stockholders (unaudited):			
Basic	$ 0.18		
Diluted	$ 0.17		
Shares used to compute pro forma net income per share attributable to common stockholders (unaudited):			
Basic	24,655		
Diluted	26,038		

See accompanying notes

MAXLINEAR, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

(in thousands)

	Series A Preferred Stock		Series B Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2006	7,554	$ 15,351	6,972	$ 20,000	9,716	$ 1	$ 42	$ 13	$ (15,483)	$ (15,427)
Common stock issued upon exercise of stock options	—	—	—	—	117	—	38	—	—	38
Repurchase of common stock	—	—	—	—	(26)	—	(3)	—	—	(3)
Stock-based compensation	—	—	—	—	—	—	201	—	—	201
Comprehensive loss:										
Unrealized loss on investments	—	—	—	—	—	—	—	(14)	—	(14)
Net loss	—	—	—	—	—	—	—	—	(8,709)	(8,709)
Comprehensive loss	—	—	—	—	—	—	—	—	—	(8,723)
Balance at December 31, 2007	7,554	15,351	6,972	20,000	9,807	1	278	(1)	(24,192)	(23,914)
Common stock issued upon exercise of stock options	—	—	—	—	173	—	141	—	—	141
Repurchase of common stock	—	—	—	—	(80)	—	(93)	—	—	(93)
Stock-based compensation	—	—	—	—	—	—	411	—	—	411
Comprehensive loss:										
Unrealized gain on investments	—	—	—	—	—	—	—	3	—	3
Foreign currency translation adjustments	—	—	—	—	—	—	—	3	3	
Net loss	—	—	—	—	—	—	—	—	(1,914)	(1,914)
Comprehensive loss	—	—	—	—	—	—	—	—	—	(1,908)
Balance at December 31, 2008	7,554	15,351	6,972	20,000	9,900	1	737	5	(26,106)	(25,363)
Common stock issued upon exercise of stock options	—	—	—	—	837	—	605	—	—	605
Stock-based compensation	—	—	—	—	—	—	959	—	—	959
Comprehensive income:										
Unrealized loss on investments	—	—	—	—	—	—	—	(2)	—	(2)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(3)	—	(3)
Net income	—	—	—	—	—	—	—	—	4,329	4,329
Comprehensive income	—	—	—	—	—	—	—	—	—	4,324
Balance at December 31, 2009	7,554	$ 15,351	6,972	$ 20,000	10,737	$ 1	$ 2,301	$ —	$ (21,777)	$ (19,475)

See accompanying notes

MaxLinear, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2007	2008	2009
Operating Activities			
Net (loss) income	$ (8,709)	$ (1,914)	$ 4,329
Adjustments to reconcile net (loss) income to cash used in operating activities:			
Amortization and depreciation	467	606	841
Accretion of investment premiums, net	(281)	(88)	(1)
Stock-based compensation	201	411	959
Write down of leasehold improvements	—	—	32
Changes in operating assets and liabilities:			
Accounts receivable	(1,604)	853	(8,356)
Inventory	(1,024)	(1,747)	825
Prepaid and other assets	5	(122)	(1,680)
Accounts payable and accrued expenses	484	476	2,902
Amounts due to related party	(93)	(12)	2,168
Accrued compensation	152	(161)	1,220
Deferred revenue and deferred profit	—	3,300	6,550
Deferred rent	—	—	71
Net cash (used in) provided by operating activities	(10,402)	1,602	9,860
Investing Activities			
Purchase of property and equipment	(337)	(906)	(1,409)
Purchases of available-for-sale securities	(11,031)	(4,737)	—
Sales of available-for-sale securities	19,200	5,800	1,800
Change in restricted cash	50	—	—
Net cash provided by investing activities	7,882	157	391
Financing Activities			
Payments on capital leases	(121)	(89)	(108)
Proceeds on exercise of common stock options, net of repurchases	35	48	605
Costs paid in connection with initial public offering	—	—	(747)
Net cash used in financing activities	(86)	(41)	(250)
Effect of exchange rate changes on cash and cash equivalents	—	—	1
Increase (decrease) in cash and cash equivalents	(2,606)	1,718	10,002
Cash and cash equivalents at beginning of year	8,807	6,201	7,919
Cash and cash equivalents at end of year	$ 6,201	$ 7,919	$ 17,921
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 52	$ 56	$ 45
Cash paid for income taxes	$ 5	$ 1	$ 411
Supplemental disclosures of non cash investing and financing information:			
Capital lease obligations entered into for equipment purchases	$ 346	$ 48	$ —
Unrealized gain (loss) on available-for-sale securities	$ (14)	$ 3	$ (2)
Accrued purchase of property and equipment	$ —	$ —	$ 359

See accompanying notes

(in thousands, except per share amounts)

1. Organization and Summary of Significant Accounting Policies

Description of Business

MaxLinear, Inc. (the Company) was incorporated in Delaware in September 2003. The Company is a provider of highly integrated, mixed-signal semiconductor solutions for broadband communication applications whose customers include module makers, original equipment manufacturers (OEMs), original design manufacturers (ODMs), who incorporate the Company's products in a wide range of stationary and mobile electronic devices including mobile handsets, cable and terrestrial set top boxes, televisions, personal computers and netbooks and automotive entertainment applications. The Company is a fabless semiconductor company focusing its resources on the design, sales and marketing of its products, and outsourcing the manufacturing of its products.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of MaxLinear, Inc. and its wholly owned subsidiaries MaxLinear Shanghai Limited and MaxLinear Limited. In October 2007, MaxLinear Shanghai Limited was incorporated under the laws of the Republic of China and established for the purpose of providing support for the integrated circuit design. In November 2009, MaxLinear Limited was incorporated under the laws of the Islands of Bermuda and had no significant operations through December 31, 2009. All intercompany transactions and investments have been eliminated in consolidation.

The functional currency of MaxLinear Shanghai Limited is the local currency. Accordingly, assets and liabilities of this entity are translated at the current exchange rate at the balance sheet date and historical rates for equity. Revenue and expense components are translated at weighted average exchange rates in effect during the period. Gains and losses resulting from foreign currency translation are included as a component of stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations and, to date, have not been significant. The functional currency of MaxLinear Limited is the United States dollar.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes of the consolidated financial statements. Actual results could differ from those estimates.

Unaudited Pro Forma Stockholders' Equity

The unaudited pro forma stockholders' equity information in the accompanying consolidated balance sheet assumes the conversion of the outstanding shares of convertible preferred stock at December 31, 2009 into 14,526 shares of common stock as though the completion of the initial public offering of the Comapny had occurred on December 31, 2009. Common shares issued in such initial public offering and any related estimated net proceeds are excluded from such pro forma information.

Stock Split

On July 16, 2009, the Company effected a four-for-three forward stock split of the Company's outstanding common and preferred stock. On March 5, 2010, the Company effected a 1.5484-for-1 reverse stock split of the Company's outstanding common and preferred stock. The accompanying consolidated financial statements and notes to the consolidated financial statements give retroactive effect to the stock splits for all periods presented.

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market and include materials and manufacturing overhead. The Company periodically reviews inventory for evidence of slow-moving or obsolete parts on a part-by-part basis, and the estimated reserve is based on management's reviews of inventory on hand, compared to estimated future usage and sales, and assumptions about the likelihood of obsolescence. Once established, these adjustments are considered permanent and are not revised until the related inventory is sold or disposed of.

Newly developed products are generally not valued until they have been qualified for manufacturing and success in the marketplace has been demonstrated through sales and backlog, among other factors.

Investments, Available-for-Sale

The Company classifies all investments as available-for-sale, as the sale of such investments may be required prior to maturity to implement management strategies. These investments are carried at fair value, with unrealized gains and losses reported as accumulated other comprehensive income (loss) until realized. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, as well as interest and dividends, are included in interest income. Realized gains and losses from the sale of available-for-sale investments, if any, are determined on a specific identification basis and are also included in interest income.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and compensation are considered to be representative of their respective fair value because of the short-term nature of these items. Investment securities, available-for-sale, are carried at fair value. Based on the borrowing rates currently available to the Company for loans with similar terms, the Company believes the fair value of long-term capital lease obligations approximates its carrying value.

Property and Equipment

Property and equipment is carried at cost and depreciated over the estimated useful lives of the assets, ranging from two to five years, using the straight-line method. Leasehold improvements are stated at cost and amortized over the shorter of the estimated useful lives of the assets or the lease term.

Impairment of Long-Lived Assets

The Company regularly reviews the carrying amount of its long-lived assets, as well as the useful lives, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. Should impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset over the asset's fair value. The Company has not recognized any impairment losses through December 31, 2009.

Revenue Recognition

Revenue is generated from sales of the Company's integrated circuits. The Company recognizes revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable and 4) collectibility is reasonably assured. Title to products transfer to customers either when it is shipped to or received by the customer, based on the terms of the specific agreement with the customer.

Revenue is recorded based on the facts at the time of sale. Amounts that are not probable of collection once the product has shipped and title has transferred to the customer are deferred until the amount that is probable of collection can be determined. Items that are considered when determining the amounts that will be ultimately collected are: a customer's overall creditworthiness and payment history, customer rights to return unsold product, customer rights to price protection, customer payment terms conditioned on sale or use of product by the customer, or extended payment terms granted to a customer.

In 2007, for distributor transactions, revenue was recorded upon shipment of products to the distributors as title of the inventory transferred to the distributor, the sales price was known, collectibility was reasonably assured, and no right of return existed. In 2008, the relationship with the distributors changed such that the Company increased its direct interaction and negotiations with the end customers, increased the number of end customers, and requested the distributors to carry additional inventory. These changes created variability in the ultimate amount to be collected upon shipment to the distributor whereby the Company could no longer conclude the price as fixed and determinable. As a result, since 2008, for distributor transactions, revenue is not recognized until product is shipped to the end customer and the amount that will ultimately be collected is determinable. Upon shipment of product to these distributors, title to the inventory transfers to the distributor and the distributor is invoiced, generally with 30 day terms. On shipments where revenue is not recognized, the Company records a trade receivable for the selling price as there is a legally enforceable right to payment, relieving the inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the corresponding gross profit in the consolidated balance sheet as a component of deferred revenue and deferred profit, representing the difference between the receivable recorded and the cost of inventory shipped.

In 2009, the Company began providing rebates of free product to end customers based on volume purchases. The Company estimates that all of the rebates will be achieved, reduces the average selling price of the product sold under the rebate program and defers revenue for the difference between the amount billed to the customer and the adjusted average selling price. Once the targeted level is achieved, the deferred revenue is recognized as revenue as rebated products are shipped to the end customer. Deferred revenue associated with rebate programs is included in deferred revenue and deferred profit in the consolidated balance sheet.

Warranty

The Company generally provides a warranty on its products for a period of one year. The Company makes estimates of product return rates and expected costs to replace the products under warranty at the time revenue is recognized based on historical warranty experience and any known product warranty issues. If actual return rates and/or replacement costs differ significantly from these estimates, adjustments to recognize additional cost of net revenue may be required in future periods. At December 31, 2008 and 2009, no accrual for warranty costs was recorded based on the Company's analysis. During 2007, 2008 and 2009, warranty costs incurred totaled $523, $3 and $40, respectively.

Segment Information

The Company operates in one segment related to the design, development and sale of RF analog and mixed-signal semiconductor solutions for broadband communications applications. The Company's chief operating decision-maker is its chief executive officer, who reviews operating results on an aggregate basis and manages the Company's operations as a single operating segment.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company markets its products and services to consumer electronics and communications companies throughout the world. The Company makes periodic evaluations of the credit worthiness of its customers and does not require collateral for credit sales. The Company has not had any bad debt expense since inception.

Customers representing greater than 10% of net revenue for each of the periods are as follows:

	Years Ended December 31,		
	2007	**2008**	**2009**
Percentage of total net revenue:			
Tomen Electronics Corp.	66%	87%	54%
Lestina International Ltd.	*	*	27
Moly Tech, Limited	*	*	11
Asia Fortune Electronics Enterprise	11	*	*

* Represents less than 10% of the net revenue for the respective period.

Revenues by country representing greater than 10% of net revenue for each of the periods are as follows:

	Years Ended December 31,		
	2007	**2008**	**2009**
Percentage of total net revenue:			
Japan	66%	87%	54%
China	*	*	39
Taiwan	12	*	*

* Represents less than 10% of the net revenue for the respective period.

Customers whose balance represents greater than 10% of accounts receivable is as follows:

	Years Ended December 31,	
	2008	2009
Percentage of gross accounts receivable:		
Tomen Electronics Corp.	54%	57%
Moly Tech, Limited	*	14
Lestina International Ltd.	*	21

* Represents less than 10% of the gross accounts receivable for the respective period end.

Net revenue to customers in foreign countries, substantially all in Asia, accounted for 92%, 100% and 99% of net revenue in 2007, 2008 and 2009, respectively. The determination of which country a particular sale is allocated to is based on the destination of the product shipment.

Stock-based Compensation

The Company uses the Black-Scholes valuation model to calculate the fair value of stock options. The fair value of employee stock options was estimated at the grant date using the following assumptions:

	Years Ended December 31,		
	2007	2008	2009
Risk-free interest rate	4.82%	2.78%	2.68%
Dividend yield	—	—	—
Expected life of options (years)	6.25	6.08	6.18
Volatility	70.00%	61.99%	56.00%

The weighted average grant date fair value per share of employee stock options granted during 2007, 2008 and 2009 was $0.65, $0.71 and $3.36, respectively.

The risk-free interest rate assumption was based on the United States Treasury's rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company's expectation of not paying dividends in the foreseeable future. The weighted average expected life of options was calculated using the simplified method as prescribed by guidance provided by the Securities and Exchange Commission. This decision was based on the lack of relevant historical data due to the Company's limited historical experience. In addition, due to the Company's limited historical data, the estimated volatility incorporates the historical volatility of comparable companies whose share prices are publicly available.

The Company recognized stock-based compensation in the statements of operations as follows:

	Years Ended December 31,		
	2007	2008	2009
		(in thousands)	
Research and development	$ 157	$ 307	$ 583
Selling, general and administrative	44	104	376
	$ 201	$ 411	$ 959

The total unrecognized compensation cost related to unvested stock option grants as of December 31, 2009 was $7.1 million, and the weighted average period over which these grants are expected to vest is 3.05 years.

The Company records equity instruments issued to non-employees as expense at their fair value over the related service period as determined in accordance with the authoritative guidance and periodically revalues the equity instruments as they vest. Stock-based compensation expense related to non-employee consultants is included in the table above and totaled $10, $18 and $35 for 2007, 2008 and 2009, respectively.

Research and Development

Costs incurred in connection with the development of the Company's technology and future products are charged to research and development expense as incurred.

Income Taxes

The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates.

The Company has deferred tax assets, which are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive income (loss) income includes certain changes in equity that are excluded from net income (loss), such as unrealized holding gains and losses on available-for-sale investments, net of tax, and translation gains and losses.

Net Income (Loss) per Share

The Company follows the authoritative guidance which establishes standards regarding the computation of earnings per share, or EPS, by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company. The guidance requires earnings available to common stockholders for the period, after deduction of preferred stock dividends, to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Basic net income (loss) per share is then calculated by dividing income allocable to common stockholders (after the reduction for any preferred stock dividends assuming current income for the period had been distributed) by the weighted average number of shares of common stock outstanding, net of shares subject to repurchase by the Company, during the period. The guidance does not require the presentation of basic and diluted net income (loss) per share for securities other than common stock; therefore, the following net income (loss) per share amounts only pertain to the Company's common stock. The Company calculates diluted net income (loss) per share under the as-if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net income (loss) per share. To the extent preferred stock is anti-dilutive, the Company calculates diluted net income (loss) per share under the two-class method. The net income (loss) per share amounts presented below are based on share and net income amounts that are not rounded and, as such, may result in minor differences from the amounts computed based on the equivalent information presented in thousands.

The unaudited pro forma basic and diluted net income (loss) per share is calculated by dividing the pro forma net income (loss) by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the assumed conversion of the outstanding shares of convertible preferred stock. The assumed conversion is calculated using the as-if-converted method, as if such conversion had occurred as of the beginning of each period presented or the original issuance date, if later.

	Years Ended December 31,		
	2007	2008	2009
Historical			
Numerator:			
Net (loss) income	$ (8,709)	$ (1,914)	$ 4,329
Net income allocable to preferred stockholders	—	—	(3,691)
Net (loss) income attributable to common stockholders	$ (8,709)	$ (1,914)	$ 638
Denominator:			
Weighted average common shares outstanding	9,786	9,894	10,129
Weighted average unvested shares of common stock subject to repurchase	(422)	(33)	—
Weighted average common shares outstanding—basic	9,364	9,861	10,129
Common equivalent shares from options to purchase common stock	—	—	1,383
Weighted average common shares outstanding—diluted	9,364	9,861	11,512
Net (loss) income per share attributable to common stockholders:			
Basic	$ (0.93)	$ (0.19)	$ 0.06
Diluted	$ (0.93)	$ (0.19)	$ 0.06
Pro Forma (unaudited)			
Net income			$ 4,329
Pro forma basic and diluted net income per share attributable to common stockholders:			
Basic			$ 0.18
Diluted			$ 0.17
Weighted average common shares outstanding—basic			10,129
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock			14,526
Pro forma shares used to compute basic net income per share attributable to common stockholders			24,655
Pro forma common equivalent shares from options to purchase common stock			1,383
Pro forma shares used to compute diluted net income per share attributable to common stockholders			26,038
Historical outstanding anti-dilutive securities not included in diluted net (loss) income per share calculation:			
Preferred stock (as converted)	14,526	14,526	14,526
Common stock options	2,567	3,795	1,639
	17,093	18,321	16,165

Recent Accounting Pronouncements

Effective January 1, 2009, the Company implemented the FASB's revised authoritative guidance for business combinations. This revised guidance requires an acquiring company to measure all assets acquired and liabilities assumed, including contingent considerations and all contractual contingencies, at fair value as of the acquisition date. In addition, an acquiring company is required to capitalize in-process research and development and either amortize it over the life of the product, or write it off if the project is abandoned or impaired. Previously, post-acquisition adjustments related to business combination deferred tax asset valuation allowances and liabilities for uncertain tax positions were generally required to be recorded as an increase or decrease to Goodwill. The revised guidance does not permit this accounting and, generally, requires any such changes to be recorded in current period income tax expense. Thus, all changes to valuation allowances and liabilities for uncertain tax positions established in acquisition accounting, regardless of the guidance used to initially account for the business combination, will be recognized in current period income tax expense. The adoption of the revised guidance did not have an impact on the Company's consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of any acquisitions consummated after the effective date of January 1, 2009.

Effective January 1, 2009, the Company adopted the revised authoritative guidance for the accounting treatment afforded preacquisition contingencies in a business combination. Under the revised guidance, an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of the liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer will apply the authoritative guidance used to evaluate contingencies to determine whether the contingency should be recognized as of the acquisition date or after the acquisition date. The adoption of the revised guidance did not have an impact on the Company's consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of any acquisitions consummated after the effective date of January 1, 2009.

Effective April 1, 2009, the Company adopted FASB's revised authoritative guidance for fair value measurements which clarifies the measurement of fair value in a market that is not active, and is effective as of the issue date, including application to prior periods for which financial statements have not been issued. The Company also adopted additional authoritative guidance for determining whether a market is active or inactive, and whether a transaction is distressed, is applicable to all assets and liabilities (financial and nonfinancial) and which requires enhanced disclosures. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Effective April 1, 2009, the Company adopted authoritative guidance which provides additional guidance to provide greater clarity about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred. The adoption of this guidance, which applies to investments in debt securities, did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued new standards for revenue recognition with multiple deliverables. These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are effective for the Company beginning in the first quarter of fiscal year 2011, however early adoption is permitted. The Company does not expect these new standards to significantly impact its consolidated financial statements.

In October 2009, the FASB issued new standards for the accounting for certain revenue arrangements that include software elements. These new standards amend the scope of pre-existing software revenue guidance by removing from the guidance non-software components of tangible products and certain software components of tangible products. These new standards are effective for the Company beginning in the first quarter of fiscal year 2011, however early adoption is permitted. The Company does not expect these new standards to significantly impact its consolidated financial statements.

2. Investments, Available-for-Sale and Fair Value Measurements

The composition of investments, available-for-sale is as follows:

	Maturity in Years	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2008					
Securities of government-sponsored entities	Less than 1	$ 1,799	$ 2	$ —	$ 1,801

The Company had no investments, available-for-sale, as of December 31, 2009.

Effective January 1, 2008, the Company adopted the authoritative guidance for fair value measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. The Company measures certain assets at fair value and thus there was no impact on the Company's consolidated financial statements upon adoption of the guidance. The guidance requires fair value measurements be classified and disclosed in one of the following three categories:

- *Level 1*: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.
- *Level 2*: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
- *Level 3*: Unobservable inputs are used when little or no market data is available.

The Company measures investments, available-for-sale, at fair value on a recurring basis. The fair values of the Company's investments, available-for-sale, were determined using Level 2 inputs at December 31, 2008.

Effective January 1, 2009, the Company implemented the authoritative guidance for nonfinancial assets and liabilities that are remeasured at fair value on a non-recurring basis. As the Company has not elected to measure any financial assets or liabilities at fair value that were not previously required to be remeasured at fair value, the adoption of this guidance did not have a material impact on the financial position or results of operations. However, it could have an impact in future periods. In addition, the Company may have additional disclosure requirements in the event it completes an acquisition or incurs asset impairment in future periods.

3. Balance Sheet Details

Inventory consists of the following:

	December 31, 2008	December 31, 2009
Work-in-process	$ 2,969	$ 1,615
Finished goods	706	1,235
	$ 3,675	$ 2,850

Property and equipment consist of the following:

	Useful Life (in Years)	December 31, 2008	December 31, 2009
Furniture and fixtures	5	$ 131	$ 270
Machinery and equipment	5	2,362	3,223
Masks and production equipment	2	192	824
Software	3	433	478
Leasehold improvements	4-5	55	97
		3,173	4,892
Less accumulated depreciation and amortization		(1,440)	(2,265)
		$ 1,733	$ 2,627

The net book value of property and equipment acquired under capital leases totaled $320 and $207 at December 31, 2008 and 2009, respectively.

Deferred revenue and deferred profit consist of the following:

	December 31, 2008	December 31, 2009
Deferred revenue—rebates	$ —	$ 202
Deferred revenue—distributor transactions	4,457	12,546
Deferred cost of net revenue—distributor transactions	(1,157)	(2,898)
	$ 3,300	$ 9,850

Accrued expenses consist of the following:

	December 31, 2008	December 31, 2009
Accrued software license payments	$ 271	$ 162
Accrued reimbursement cost	311	—
Accrued professional fees	—	546
Accrued inventory purchases	—	262
Other	122	376
	$ 704	$ 1,346

4. Licensing Agreements and Lease Commitments

Licensing Agreements

The Company has entered into several licensing agreements which allow it to use certain software or intellectual property for specified periods of time. Research and development expense associated with these licensing agreements was $749, $1,316 and $2,041 for 2007, 2008 and 2009, respectively.

Lease Commitments

The Company has capital leases for certain equipment with lease terms ranging from 36 to 60 months at interest rates ranging from 12% to 18%.

During May 2009, the Company entered into two lease agreements for office facilities to replace the office facilities being leased at December 31, 2008. In connection with vacating the facilities, the Company wrote off the carrying value of leasehold improvements at June 30, 2009 totaling $32. The Company did not incur any additional expenses as a result of terminating the leases. One lease commenced on June 1, 2009 and expires on January 22, 2014. The second lease commenced on September 1, 2009 and expires on August 31, 2014. The lease which expires on August 31, 2014 has an option to extend the lease beyond the initial term for three years. The terms of these leases provide for rental payments on a monthly basis with periodic rent escalations over the term of the lease. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. In addition, incentives were granted, including discounted rental payments and inducements. As such, these allowances have been recorded as deferred rent and these items are being recognized as reductions to rental expense on a straight-line basis over the term of the lease.

At December 31, 2009, future minimum annual payments under the equipment and the non-cancelable operating leases and licensing agreements are as follows:

	Capital Leases	Operating Leases	Software Licensing Agreements
2010	$ 151	$ 476	$ 1,602
2011	108	541	1,073
2012	17	538	251
2013	2	555	—
2014	—	283	—
Total minimum lease payments	278	$ 2,393	$ 2,926
Less amounts representing interest	(39)		
Net present value of capital lease obligations	239		
Less current portion of capital lease obligations	(124)		
Capital lease obligations, net of current portion	$ 115		

Total rent expense for 2007, 2008 and 2009, was $269, $485 and $614, respectively.

Two of the Company's executive officers have personally guaranteed the Company's performance under certain capital leases with remaining payments totaling $117 at December 31, 2009.

The Company had firm purchase order commitments for the acquisition of inventory as of December 31, 2008 and 2009 of $455 and $4,380, respectively.

From time to time, the Company may be involved in litigation relating to claims arising out of its operations. The Company is not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on its business, financial condition or operating results.

5. Convertible Preferred Stock

The Company's convertible preferred stock has been classified as temporary equity on the accompanying balance sheets instead of in stockholders' deficit in accordance with authoritative guidance for the classification and measurement of redeemable securities. Upon certain change in control events that are outside of the control of the Company, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock can cause its redemption. Accordingly, these shares are considered contingently redeemable and the carrying values of the convertible preferred stock have been adjusted to their liquidation values at the date of issuance.

In November 2003, an officer of the Company invested $50 cash for future conversion into Preferred Stock. The investment was converted into 38 shares of Series A Preferred Stock during fiscal year 2004.

During April and November 2004, the Company issued 7,516 shares of Series A Preferred Stock at $2.03 per share for cash proceeds of $15,301.

In November 2006, the Company issued 6,972 shares of Series B Preferred Stock (Series B Preferred Stock and, together with the Series A Preferred Stock, the Preferred Stock), at $2.87 per share to existing investors and a new investor for aggregate proceeds of $20 million.

The holders (collectively, the Preferred Holders) of Preferred Stock are entitled to receive non-cumulative dividends at a rate of 8% per annum. These dividends are payable when and if declared by the Board of Directors. At December 31, 2008 and 2009, the Board of Directors had not declared any dividends. The preferred dividends are payable in preference and in priority to any dividends on the Company's common stock. After satisfaction of the annual noncumulative preferred stock dividends noted above, the preferred stockholders would participate in any common stock dividends on an as-if-converted to common stock basis.

Shares of Preferred Stock are convertible into shares of common stock, at the option of the holder, at a conversion ratio of one-to-one, subject to certain further antidilutive adjustments. Preferred Holders vote on an equivalent basis with common stockholders on an as-converted basis.

Each share of Preferred Stock is automatically converted into common stock upon (i) the affirmative election of the holders of two-thirds of the outstanding shares of Preferred Stock, or (ii) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the per share price is at least $3.60 (as may be adjusted for any stock splits, stock dividends or distributions, recapitalizations and similar events affecting the common stock), and the gross cash proceeds are at least $20 million.

The holders of the Series A Preferred Stock and Series B Preferred Stock are entitled to receive liquidation preferences at the rate of $2.03 and $2.87 per share, respectively. Liquidation payments to the holders of Preferred Stock have priority and are made in preference to any payments to the holders of common stock.

6. Stockholders' Equity

Common Stock

On March 31, 2004, the Company issued 9,197 shares of common stock at $0.0001 par value to the founding employees. The stock vested in monthly increments ranging from 30 to 45 months. All shares were fully vested as of December 31, 2007.

Stock Options

At December 31, 2009, the Company has one stock plan, the 2004 Stock Plan, as amended (the Plan), which allows for the grant of stock options and purchase rights for up to 6,917 shares to acquire restricted stock to employees, directors and consultants of the Company. The terms and conditions of specific awards are set at the discretion of the Company's Board of Directors. Exercise prices of awards are equal to an amount not less than fair value as determined by the Board of Directors on the date of the grant and options generally vest over four years. Options may be immediately exercisable. Options granted under the Plan expire no later than ten years from the date of grant. Unvested common shares obtained upon early exercise of options are subject to repurchase by the Company at the original issue price. The number of unvested options subject to repurchase was not significant at December 31, 2008 and 2009. At December 31, 2009, 278 shares remain available for grant.

A summary of the Company's stock option activity is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	3,795	$ 1.04		
Granted	2,207	6.23		
Exercised	(837)	0.72		
Canceled	(214)	1.79		
Outstanding at December 31, 2009	4,951	$ 3.38	8.5	$ 24,829
Vested and expected to vest at December 31, 2009	4,667	$ 3.27	8.5	$ 23,917
Exercisable at December 31, 2009	1,378	$ 1.01	7.4	$ 10,177

The exercise price for all stock options granted is at or above the estimated fair value of the underlying common stock as determined contemporaneously on the date of grant by the Company's Board of Directors with assistance from valuation information provided the Company's management. Given the absence of an active market for the Company's common stock, the Company's Board of Directors was required to estimate the fair value of the Company's common stock at the time of each grant. The Company's Board of Directors, which includes members who are experienced in valuing the securities of early-stage technology companies, considered objective and subjective factors in determining the estimated fair value of the Company's common stock on each option grant date.

The intrinsic value of stock options exercised during 2007, 2008 and 2009 was $58, $54 and $3,723, respectively.

The fair value of options which vested during 2007, 2008 and 2009 was $87, $385 and $656, respectively.

Shares Reserved for Future Issuance

Common stock reserved for future issuance is as follows:

	December 31, 2009
Conversion of preferred stock	14,526
Stock options outstanding	4,951
Authorized for future stock option grants	278
Total	19,755

7. Income Taxes

The income tax expense consists of current federal alternative minimum taxes and California income taxes. Due to net operating loss utilization limitations, the Company's net operating losses will not fully offset the federal alternative minimum taxes and California income taxes during 2009.

The actual income tax provision differs from the amount computed using the federal statutory rate as follows:

	Years Ended December 31,		
	2007	2008	2009
Provision at statutory rate	$ (2,961)	$ (651)	$ 1,550
State income taxes (net of federal benefit)	(786)	(130)	162
Research and development credits	(418)	(707)	(890)
Foreign rate differential	(4)	(4)	292
Stock compensation	171	127	282
Tax attribute reduction	—	—	572
Permanent and other	(64)	(34)	53
Valuation allowance	4,062	1,399	(1,791)
Total provision for income taxes	$ —	$ —	$ 230

The components of the deferred income tax assets are as follows:

	December 31,	
	2008	2009
Deferred tax assets:		
Net operating loss carry forwards	$ 9,952	$ 7,282
Research and development credits	2,035	2,957
Accrued expenses and other	358	507
Stock-based compensation	21	62
	12,366	10,808
Less valuation allowance	(12,151)	(10,361)
	215	447
Deferred tax liability:		
Depreciation and amortization	(215)	(447)
Net deferred tax assets	$ —	$ —

At December 31, 2009, the Company had federal and state tax net operating loss carryforwards of $19,549 and $14,776, respectively. The federal and state tax loss carryforwards will begin to expire in 2024 and 2016, respectively, unless previously utilized.

At December 31, 2009, the Company had federal and state tax credit carryforwards of $2,150 and $2,142, respectively. The federal tax credit carryforward will begin to expire in 2024, unless previously utilized. The state tax credits do not expire.

Pursuant to Internal Revenue Code sections 382 and 383, use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has had two changes of ownership, one in April 2004 and the second in November 2004, resulting in an annual net operating loss and credit limitation. The annual limitation will not cause a loss of net operating loss or credit carryforwards. Additionally, such a limitation may occur as a result of the planned initial public offering. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities. Currently, the Company is not under examination by any taxing authorities.

In July 2006, the FASB issued authoritative guidance to create a single model to address accounting for uncertain tax positions. This guidance clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The guidance also provides guidance on derecognition, measurement, and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting for interim periods, disclosures and transition relating to the adoption of the new accounting standard.

The Company adopted the provisions of this guidance on January 1, 2008. As of the date of adoption, the Company's unrecognized tax benefits totaled $354, $292 of which, if recognized at a time when the valuation allowance no longer exists would affect the effective tax rate. The adoption of the guidance did not result in an adjustment to the accumulated deficit. At December 31, 2009, the Company's unrecognized tax benefits totaled $872, $720 of which, if recognized at a time when the valuation allowance no longer exists, would affect the effective income tax rate. The Company will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company recognized no interest or penalties upon the adoption of the guidance or as of December 31, 2009. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next twelve months.

The following table summarizes the changes to the unrecognized tax benefits during 2008:

Balance as of January 1, 2008	$	354
Additions based on tax positions related to the current year		228
Additions based on tax positions of prior year		—
Balance as of December 31, 2008		582
Additions based on tax positions related to the current year		290
Additions based on tax positions of prior year		—
Balance as of December 31, 2009	$	872

The Company is subject to federal, California and Chinese income tax. Upon adoption, the Company was no longer subject to federal, California or Chinese income tax examinations for the years before 2004, 2003 and 2007, respectively. At December 31, 2009, the Company is no longer subject to federal, California and Chinese income tax examinations for the years before 2006, 2005 and 2007, respectively. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward amount.

8. Employee Retirement Plan

The Company has a 401(k) defined contribution retirement plan (the 401(k) Plan) covering all eligible employees. Participants may voluntarily contribute on a pre-tax basis an amount not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the 401(k) Plan for any of the periods presented.

9. Related-Party Transactions

For 2007, 2008 and 2009, the Company recorded charges of $4,273, $8,891 and $10,541, respectively, related to wafer inventory purchased from and research and development expenses incurred with an affiliate of one of the Company's stockholders. Accounts payable to this stockholder at December 31, 2008 and 2009 were $340 and $2,508, respectively.

10. Subsequent Events

Facility Lease

During January 2010, the Company entered into a five-year noncancelable operating lease agreement for a research and development facility in Irvine, CA. The lease is subject to rent holidays and rent increases and is scheduled to commence in April 2010 with an option to extend the lease for an additional five years. Future minimum payments under the operating lease for the years ending December 31, 2010, 2011, 2012, 2013, 2014 and 2015 are $20, $83, $87, $90, $94 and $24, respectively.

Changes in Capitalization

On March 3, 2010, the Company's board of directors approved a restated certificate of incorporation to provide for the following:

- authorization of 550,000 shares of common stock, 500,000 shares of Class A common stock, 500,000 shares of Class B common stock (containing certain preferential voting rights) and 25,000 shares of undesignated preferred stock; and

- reclassification of outstanding common stock to Class B common stock, inclusive of the Preferred Stock that will automatically convert upon the initial public offering

The changes will become effective immediately prior to the completion of the Company's initial public offering.